Exhibit 99.1

ANNUAL INFORMATION FORM

For the financial year ended May 31, 2019

DATED: July 31, 2019

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	3

FORWARD-LOOKING STATEMENTS	3

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	6
Licences	6
Three Year History	8

DESCRIPTION OF THE BUSINESS	19
Canadian Cannabis Operations	19
Products and Services	20
Distribution and Sales	21
Specialized Skill and Knowledge	22
Competitive Conditions (Canada)	22
New Products and Accessories	22
Components	23
Cycles	23
Economic Dependence	23
Employees	23
Foreign Operations	24
Social and Environmental Operations	27
Regulatory Overview	29

RISK FACTORS	35

DIVIDENDS	57

CAPITAL STRUCTURE	58

MARKET FOR SECURITIES	58

PRIOR SALES	59

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	59

DIRECTORS AND OFFICERS	60

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	66

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67

TRANSFER AGENT AND REGISTRAR	67

MATERIAL CONTRACTS	68

AUDIT COMMITTEE INFORMATION	68

INTERESTS OF EXPERTS	69

ADDITIONAL INFORMATION	69

ANNUAL INFORMATION FORM

In this annual information form (this “Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Company”, “Aphria”, “we”, “us” and “our” refer to Aphria Inc. and the term “cannabis” has the meaning given to the term “marihuana” in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations (Canada) (the “Cannabis Regulations”). Unless otherwise stated, all financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of May 31, 2019, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•	the intention to grow the business, operations and potential activities of the Company;

•	the ongoing expansion of the Company’s facilities, including the Extraction Centre of Excellence (as defined below on page 1), its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expected production capacity of the Company;

•	the success of the entities the Company acquires and the Company’s collaborations;

•	the market for the Company’s current and proposed market offerings, as well as the Company’s ability to capture market share;

•	the benefits and applications of the Company’s product offering and expected sales mix thereof;

•	the development of affiliated brands, product diversification and future corporate development;

•	the competitive conditions of the industry and the Company’s market expertise;

3

•	whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;

•	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis products;

•	the potential time frame for the implementation of regulations with respect to the regulatory framework for edible cannabis, cannabis extracts and cannabis topical products;

•	the applicable laws and regulations, and the potential time frame for the implementation of such laws and regulations, to legalize and regulate medical or recreational cannabis (and the consumer products derived therefrom) internationally;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross sales and margins of the Company’s operations and the potential for significant losses;

•	the performance of the Company’s business and operations; and

•	the ability of the Company to continue to attract, develop, motivate and retain highly qualified and skilled employees.

Certain forward-looking statements contained herein concerning the cannabis industry and the general expectations of the Company’s business and operations are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data are inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Annual Information Form. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

4

CORPORATE STRUCTURE

Aphria was incorporated under the Business Corporations Act (Alberta) on June 22, 2011 as Black Sparrow Capital Corp. (“Black Sparrow”), a capital pool company listed on the TSX Venture Exchange (the “TSXV”). 2427745 Ontario Inc. (“Subco”), a wholly-owned subsidiary of Black Sparrow, was incorporated on July 24, 2014 in order to effect a business combination with Pure Natures Wellness Inc. d/b/a Aphria (“Pure Natures”) whereby Black Sparrow would acquire all of the issued and outstanding shares of Pure Natures pursuant to a court-approved plan of arrangement. Pure Natures amalgamated with Subco under the Business Corporations Act (Ontario) (“OBCA”) to form a wholly owned subsidiary of Black Sparrow, and together with Black Sparrow, was continued in Ontario on December 1, 2014 as “Aphria Inc.” under the OBCA. On March 22, 2017, Aphria graduated from the TSXV to the Toronto Stock Exchange (“TSX”). On July 23, 2018, Pure Natures amalgamated with Aphria and continued as Aphria Inc. in Ontario. On November 2, 2018, Aphria listed its common shares (the “Common Shares”) on the New York Stock Exchange (“NYSE”). The Common Shares are listed under the symbol “APHA” on the TSX and NYSE.

Aphria’s principal cultivation facility is based in Leamington, Ontario. The Company’s head office is located at 245 Talbot Street West, Suite 103, Leamington, Ontario N8H 3C4 and its registered office is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario M5C 2V9. Aphria’s telephone number is 1-844-427-4742 and its corporate website is www.aphria.ca.

Inter-Corporate Relationships

Aphria is building its global cannabis brand. Through its subsidiaries, Aphria has operations in Canada, Germany, Italy, Lesotho, Malta, Portugal, Denmark, Colombia, Argentina, Barbados and Jamaica.

The Company’s material subsidiaries are as follows:

Subsidiaries	Jurisdiction of Incorporation	Ownership Interest(1)
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
MMJ Colombia Partners Inc.	Ontario, Canada	100%
FL-Group	Italy	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
Hampstead Holdings Ltd.	Barbados	100%
ABP, S.A.	Argentina	100%

5

Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Handelsgesellschaft	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95	%(2)
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90	%(3)
QSG Health Ltd.	Malta	90	%(4)
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Inc.	Ontario, Canada	51%
Aphria Terra S.R.L.	Italy	51%
Aphria Italy S.p.A.	Italy	51%
APL - Aphria Portugal, Lda.	Portugal	51%
CannInvest Africa Ltd.	South Africa	50.1%
Verve Dynamics Incorporated (Pty) Ltd.	Lesotho	30	%(5)

Notes:
(1)	The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Ownership of some subsidiaries are held through other subsidiaries, which the Company controls.
(2)	The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.
(3)	The Company holds 100% of the issued and outstanding shares of ASG Pharma Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.
(4)	The Company holds 100% of the issued and outstanding shares of QSG Health Ltd., through 90% owned subsidiary Nuuvera Malta Ltd.
(5)	The Company holds 60% of the issued and outstanding shares of Verve Dynamics Incorporated (Pty) Ltd., through 50% owned subsidiary CannInvest Africa Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Licences

Aphria

Aphria is licensed to produce and sell medical and adult-use cannabis and cannabis-derived extracts in Canada under the provisions of the Cannabis Act. Aphria received its licence to produce and sell medical cannabis on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. These licences (the “Licences”) were extended to include the adult-use market on October 17, 2018. The Licences currently do not contain a cap on production or sales. The Licences have a current term that ends on September 25, 2019.

6

Aphria’s head office is based in Leamington, Ontario, adjacent to the Company’s original 1,100,000 square foot Leamington greenhouse facility known as “Aphria One”. On March 4, 2019, Health Canada granted an amendment permitting the Company to commence production in an additional 800,000 square feet of facilities at Aphria One, as part of the Company’s Part IV and Part V Expansions (each as defined below).

Aphria holds third-party independent good manufacturing practice (“GMP”) certification of its Leamington, Ontario growing and processing facilities. The certification is for the current GMP standards of CFR 21 parts 210/211 established by the United States Food and Drug Administration for Active Pharmaceutical Ingredients and Finished Pharmaceuticals. Aphria One is in the process of obtaining EU-GMP certification (“EU-GMP”) for the supply of bulk products to the Company’s remaining EU-GMP sites for production of finished product.Broken Coast

In addition to the Licences, the Company equally holds a licence issued pursuant to the Cannabis Act in the name of its subsidiary, Broken Coast Cannabis Ltd. (“Broken Coast”). Broken Coast operates a fully licensed indoor cannabis production facility on Vancouver Island. The facility sits on a 4.5 acre parcel of owned land that has the necessary surrounding infrastructure to support further expansion. Broken Coast’s licence was renewed on April 20, 2018 and provides for total production space of 44,000 square feet.

Avanti

Through the acquisition of Nuuvera Inc., the Company acquired Brampton-based ARA - RX Analytics Inc. (“Avanti”), which currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and, (iv) Medical Device Establishment Licence.

In addition to allowing the Company to possess and handle cannabis and cannabis derivative products, these licences allow Avanti to engage in the possession, production, packaging, sale, transportation and delivery and testing of drugs and medical devices. The Company is also able to complete testing/analysis of active pharmaceutical ingredients.

Avanti is currently in the process of securing EU-GMP, which will then be used as the Canadian staging site for international bound GMP certified products. The Company’s EU-GMP certification will cover the extraction, post processing, testing, packaging and shipping process.

Aphria Germany

On April 5, 2019, Aphria announced that its German subsidiary, Aphria Deutschland GmbH (“Aphria Germany”) was selected by the German Federal Institute for Drugs and Medical Devices (“BfArM”) to receive a licence for the domestic cultivation of medical cannabis. Subsequently, Aphria Germany secured the licence for the domestic cultivation of medical cannabis from BfArM and, Aphria was granted a cultivation licence for five of the 13 total lots awarded by BfArM.

ASG

On June 21, 2018, the Company announced that its Malta-based subsidiary, ASG Pharma Ltd. (“ASG”), received the first import licence for medical cannabis issued by the Malta Medicines Authority. The licence allows ASG to import medical cannabis for analytical testing and research. Like Avanti, ASG is in the process of securing EU-GMP and will be the central importer and distributor of Canadian product in Europe.

7

Three Year History

Fiscal 2017 (June 1, 2016 to May 31, 2017)

In March 2015, Aphria’s board of directors (the “Board”) approved a two-part expansion. The first part of the Company’s greenhouse expansion (the “Part I Expansion”) involved the retrofit of three existing greenhouses adjacent to the current facilities for an additional 20,700 square feet, for a total annual growing capacity of approximately 2,500 kilograms, and also involved Aphria building a research and development laboratory and investing in related advanced equipment at its Leamington, Ontario facility. The Part I Expansion was completed in October 2015. Subsequently, on February 7, 2016, Health Canada amended the Company’s licence to approve the use of the Part I Expansion for the purposes of growing medical cannabis.

The second part of the Company’s greenhouse expansion (the “Part II Expansion”) was approved by the Board on June 2, 2016 and the Company began construction of the $10,000,000 fully-funded capital project on July 1, 2016. On May 15, 2017, Health Canada approved the greenhouse portion of the Part II Expansion, which added an incremental 57,000 square feet of greenhouse capacity and a “level nine” vault. The Part II Expansion increased the Company’s production capacity for medical cannabis to approximately 8,000 kilograms on an annualized basis. The Part II Expansion also included 8,000 square feet of corporate office space and electrical and sewer upgrades necessary for the operation of the Company’s current and future greenhouse space.

On June 30, 2016, Aphria acquired the greenhouse facilities it previously leased from Cacciavillani and F.M. Farms Ltd. operating as CF Greenhouses (“CF Greenhouses”) and terminated the existing lease agreement for total consideration of $6,100,000. As a result of the acquisition, Aphria owned a total of 360,000 square feet of production space located on 36 acres of land (the “Greenhouse Property”). The $6,100,000 purchase price was satisfied by a $3,250,000 cash payment and CF Greenhouses assuming a vendor take back mortgage, in the amount of $2,850,000, bearing interest at 6.75%, with a 5-year amortization period.

On July 22, 2016, Aphria closed a financing comprised of three separate facilities (a mortgage, a term loan and an operating line of credit) (the “WFCU Facilities”) totaling $6,000,000 with Windsor Family Credit Union Limited (“WFCU”). The mortgage facility is for $3,750,000, bearing interest at 3.95%, with a 20-year amortization and a 5-year term. The term loan is for $1,250,000 bearing interest at 3.99%, with a 10-year amortization and a 5-year term. The operating line of credit is for $1,000,000, bearing interest at WFCU’s prime lending rate plus 75 basis points and revolves annually (the “Line of Credit”). Aphria used $3,250,000 of the WFCU Facilities to fund the acquisition of the Greenhouse Property and allocated the remaining $1,750,000 of the drawn portion of the WFCU Facilities towards capital projects in 2017 unrelated to the Part II Expansion, the Part III Expansion and the Part IV Expansion.

On August 19, 2016, Aphria entered into an agreement to purchase 11 acres of additional greenhouse property adjacent to its existing facility from DiNiro Farms Inc. for a $2,100,000 cash payment. The property consists of 345,000 square feet of existing greenhouse space which the Company demolished as part of its Part IV Expansion. Concurrently with the closing of this transaction, the abutting property was merged into Aphria’s existing municipal address, thereby avoiding the need to apply for a new Health Canada site licence.

8

On September 16, 2016, the Board approved the commencement of a fully-funded $24,500,000 capital project (the “Part III Expansion”) to increase its capacity under the Cannabis Act from 100,000 square feet to 300,000 square feet and its growing capabilities from 8,000 kilograms (following completion of the Part II Expansion) to 22,000 kilograms annually. The Part III Expansion included (i) 200,000 square feet of state-of-the-art greenhouses built up to the current standards of greenhouse operations in Leamington, Ontario, (ii) 21,000 square feet of infrastructure, (iii) an additional four “Level 9” vaults, (iv) automation for both the greenhouses and processing areas, and (v) security consistent with Cannabis Act standards. On March 13, 2018, Health Canada approved the Part III Expansion and production within this area began immediately.

On December 14, 2016, Aphria entered into a purchase and sale agreement to acquire 200 acres of fully serviced vacant land for $6,240,000. As the land acquired is not adjacent to the Company’s existing operations, the Company requires a new site licence from Health Canada for the property. The purchase and sale closed on January 31, 2017. The land remains vacant and available for future development by the Company.

On January 16, 2017, the Board approved the commencement of a $137,000,000 capital project (the “Part IV Expansion”). The Part IV Expansion included (i) 700,000 square feet of state-of-the-art greenhouses built up to the current standards of greenhouses operations in Leamington, Ontario, for total greenhouse growing space of 1,000,000 square feet, (ii) 230,000 square feet of infrastructure, including a 15MW power co-generation facility designed to provide supplemental power to the Greenhouse Property to support existing operations and potential future operations currently contemplated on the existing Greenhouse Property, (iii) additional automation of greenhouses and warehouse facilities, and (v) security consistent with Cannabis Act standards. On March 4, 2019, Health Canada approved the Part IV and Part V Expansions, permitting the Company to commence production in an additional 800,000 square feet at its Leamington, Ontario facility.

Fiscal 2018 (June 1, 2017 to May 31, 2018)

On August 15, 2017, the Company invested $11,500,000 in HydRx Farms, Ltd. operating as Scientus Pharma (“Scientus Pharma”) by way of a senior, secured convertible debenture. The debenture, which has a two-year term, bears interest at the rate of 8%, paid semi-annually, is convertible into common shares of Scientus Pharma at the rate of $2.75 per common share and is secured by a first charge on all of the current and future assets of Scientus Pharma.

On October 17, 2017, the Company entered into an agreement with Clarus Securities Inc., on behalf of a syndicate of underwriters, for the purchase, on a “bought deal” basis, of 11,034,500 Common Shares at a price of $7.25 per Common Share for the aggregate gross proceeds to the Company of $80,000,125 wherein the Company used the net proceeds to develop infrastructure, including the purchase of capital and other equipment, the expansion of its geographic footprint in Canada, other strategic investments and for general working capital purposes. The offering closed on November 7, 2017.

On October 25, 2017, Renah Persofsky and Shawn Dym were elected as new directors at Aphria’s annual and special meeting.

On December 4, 2017, Aphria entered into an agreement to become a medical cannabis supplier to Shoppers Drug Mart. Under the terms of the agreement, the Company will supply Shoppers Drug Mart with Aphria branded medical cannabis products. Subject to Health Canada’s issuance of a sale licence under the Cannabis Act to Shoppers Drug Mart, it is expected that Aphria’s products will be sold online.

9

On December 13, 2017, the Company entered into a subsequent agreement with Clarus Securities Inc., on behalf of a syndicate of underwriters, for the purchase, on a “bought deal” basis, of 7,272,740 Common Shares at a price of $13.75 per Common Share for aggregate gross proceeds to the Company of $100,000,175. The net proceeds of the offering were intended to finance the construction of additional cannabis production facilities globally in jurisdictions where cannabis is legally permitted. The offering of the deal closed on January 3, 2018.

On December 21, 2017, the Company announced a $10,000,000 equity investment in the combined entity Hiku Brand Company Ltd. (“Hiku”), a company formed from the combination of TS BrandCo Holdings Inc. and DOJA Cannabis Company Limited. In addition to the contemplated equity investment, the Company further entered into a supply agreement with Hiku for dried cannabis in exchange for the issuance of 800,000 units in Hiku.

On January 8, 2018, the Company entered into a strategic relationship to form 1974568 Ontario Ltd. (“Aphria Diamond”) with Double Diamond Farms (“Double Diamond”), a Leamington, Ontario greenhouse grower, to provide an additional 120,000 kilograms of annual cannabis production. Following the close of the transaction, Double Diamond, holding a 49% interest, supplied the land, new-state-of-the-art Dutch style greenhouses, existing infrastructure and employees to the venture. The Company, holding a controlling 51% interest, supplied its standard operating procedures and quality oversight.

On January 15, 2018, Aphria entered into a supply agreement with Australian based Althea Company Pty Ltd. (“Althea”) whereby the Company invested $2,500,000 in Althea in exchange for a 25% equity interest. As part of the supply agreement, the Company will provide Althea with packaged co-branded cannabis oil and dried flower products for the Australian medical cannabis market. On April 24, 2018, the Company completed its first shipment of medical cannabis to Althea.

On January 29, 2018, the Company announced its acquisition of 100% of the issued and outstanding shares (on a fully-diluted basis) of Nuuvera Inc. (“Nuuvera”). On March 23, 2018, the Company and Nuuvera completed the transaction pursuant to a plan of arrangement under the OBCA. Under the terms of the plan of arrangement, each Nuuvera shareholder received $0.62 in cash, plus 0.3546 of a Common Share, for each common share held in the capital of Nuuvera. Nuuvera’s common shares were subsequently delisted from the TSXV as of the close of trading on March 26, 2018.

Effective February 1, 2018, Aphria acquired 99.86% of the issued and outstanding Class A common shares of Broken Coast, as well as all of the issued and outstanding shares of Cannan Growers Inc. (“Cannan”). The total transaction value was approximately $239,000,000, paid in 14,373,675 Common Shares at a deemed price of $15.09 per Common Share. The purchase by the Company of Broken Coast: (i) increased the Company’s leading market position and geographic diversification; (ii) established brand and solidified adult-use positioning; (iii) added to the Company’s current genetic library and helped differentiate its product offering; (iv) combined production practice and proprietary technical know-how; and (v) brought on board a highly experienced management team with a west coast foothold.

On February 1, 2018, Aphria International, through Nuuvera Holdings Ltd. acquired all of the issued and outstanding shares of FL-Group for an aggregate purchase price of approximately €850,000, with potential contingent consideration of up to an additional €150,000, subject to adjustments in accordance with the underlying transaction agreement.

10

On February 2, 2018, Aphria announced that it had entered into a definitive share purchase agreement with Liberty Health Sciences Inc. (“Liberty”) to sell its membership interests in Copperstate Farms, LLC (“CSF”) and Copperstate Farms Investors LLC (“Copperstate”) to Liberty for a total purchase price of $20,000,000 (the “Liberty Transaction”). The Liberty Transaction was subject to the provisions of the respective operating agreements of CSF and Copperstate, including compliance with the provisions of, or receipt of, duly executed waivers in respect of, rights of first refusal for the existing members of Copperstate, which afforded such members with the option to acquire Aphria’s membership interest in CSF and Copperstate. The rights of first refusal were subsequently exercised by the existing members with the effect that Liberty would no longer acquire Aphria’s membership interest in CSF and Copperstate. On July 5, 2018, the Company announced that it had completed the divestiture of its membership interests in CSF and Copperstate.

On February 5, 2018, Aphria entered into a purchase and sale agreement (the “Liberty Agreement”) to sell all of its freely tradeable shares in Liberty to certain buyers (the “Liberty Buyers”). Each of Michael Serruya, Simon Serruya and Jack Serruya, individually or through an affiliate, purchased 80% of Aphria’s freely tradeable shares in Liberty. The remaining 20% of Aphria’s freely tradeable shares in Liberty was purchased by an affiliate of Delavaco Capital owned and/or controlled by Catherine DeFrancesco. After the transaction, the Company retained an ownership position of 28.1% of the issued and outstanding shares of Liberty.

Pursuant to the terms of the Liberty Agreement, Liberty retained the right to the continued use of Aphria’s trademarks and preserved its interest in Aphria’s know-how system and Aphria divested 26,716,025 of its freely tradeable shares in Liberty at a price of $1.25 per share, a discount of approximately 12% to the market close on February 2, 2018, in exchange for short-term notes for $33,395,031. The short-term notes are non-interest bearing and due on February 26, 2018. The Liberty Agreement also contained a call/put option for the remainder of the shares held by Aphria in Liberty, which were subject to the Canadian Securities Exchange (“CSE”) mandatory escrow requirements. As each new tranche of shares became freely trading, the agreement governing the call/put option (the “Liberty Option Agreement”) results in the Liberty Buyers acquiring the newly freely trading shares in Liberty at an 18% discount to the market price, based on Liberty’s 10 day volume weighted trading price. The Liberty Agreement also included an opt-out for Aphria’s benefit in the event that the TSX amends its regulations such that it permits US based cannabis investments. In such instance the Liberty Option Agreement would automatically terminate (the “Opt-Out”). In the event the Opt-Out was exercised, Aphria agreed to pay the Liberty Buyers, on a pro-rated basis, a $2,500,000 termination fee.

On March 21, 2018, the Company announced that it signed an exclusive supply agreement with an Argentinian-based pharmaceutical import and distribution company, ABP S.A. (“ABP”), which is licensed to import, sell and distribute medical products and derivatives in Argentina. Under the terms of the agreement, Aphria will be the exclusive supplier of cannabis products to ABP for to the Argentinean market.

On April 11, 2018, the Company announced that it finalized a three-year supply agreement with the Société des alcools du Québec for up to 12,000 kilograms annually for sale in the Québec adult-use cannabis market. Under the terms of the agreement, the Company will supply the Société québécoise du cannabis with a variety of branded cannabis products from the Company’s adult-use cannabis brand portfolio, which will include cannabis oils and other derivative products and several strains of high-quality grown dried cannabis flower.

11

On April 25, 2018, the Company announced the appointment of Jakob Ripshtein as the Company’s Chief Commercial Officer (effective May 1, 2018) and Dr. Christelle Gedeon as the Company’s Chief Legal Officer (effective June 1, 2018).

On May 16, 2018, the Company announced that it signed an exclusive supply agreement with Colcanna SAS (“Colcanna”), a Colombia-based pharmaceutical import and distribution company, which is licensed to import, sell and distribute medical cannabis, medical products and derivatives in Colombia. Under the terms of the agreement, the Company will be the exclusive supplier of cannabis products to Colcanna for the Colombian market and Colcanna will purchase medical cannabis products from Aphria exclusively.

On May 17, 2018, Aphria and Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits (“Southern Glazer’s”), announced that the parties signed an agreement for Great North Distributors to serve as the exclusive manufacturer’s representative for Aphria’s adult-use cannabis products throughout Canada, following the legalization of adult-use cannabis. Under the terms of the agreement, Great North Distributors will become Aphria’s exclusive cannabis representative in Canada, giving Aphria 100% coverage of all cannabis retailers, whether provincially or privately operated beginning on the day of legal adult-use sales and Aphria secured exclusivity from Great North Distributors for cannabis companies above the size of micro-cultivation and micro-processor.

On May 28, 2018, the Company entered into a new venture known as CannInvest Africa Ltd. (“CannInvest”) with the Verve Group of Companies, founded by Richard Davies, a South African with more than 20 years’ experience in phytoextraction of African medicinal plants. Through a combination of a share-for-share swap and cash payment of $4,050,000, the Company acquired a 50% ownership in CannInvest which in turn acquired the Verve Group of Companies’ existing 60% ownership interest in Verve Dynamics Incorporated (Pty) Ltd. (“Verve Dynamics”), a licensed producer of medical cannabis extracts in Lesotho.

Fiscal 2019 (June 1, 2018 to May 31, 2019)

On June 6, 2018, the Board approved a $55,000,000 capital project to build the Extraction Centre of Excellence to conduct a wide range of cannabis extractions, including CO2, butane, ethanol and produce cannabis concentrates, including fractionated distillates. The Extraction Centre of Excellence will house two Class 1/Division 1 extraction rooms as well as production, packaging facilities and will have the capacity to process in excess of 200,000 kilograms of cannabis annually.

On June 6, 2018, the Board approved the commencement of a $10,000,000 capital project (the “Part IV and Part V Expansion”) to increase its growing capabilities by 10,000 kilograms annually. The Part V Expansion included the build out of newly constructed state-of-the-art greenhouses dedicated to young plant cultivation. On March 4, 2019, Health Canada approved the Part IV and Part V Expansions, permitting the Company to commence production in an additional 800,000 square feet at its Leamington, Ontario facility.

On June 6, 2018, the Company entered into an agreement with Clarus Securities Inc., on behalf of a syndicate of underwriters, for the purchase, on a “bought deal” basis, of 18,987,400 Common Shares at a price of $11.85 per Common Share for aggregate gross proceeds to the Company of $225,000,690 (the “June 2018 Offering”). The net proceeds of the June 2018 Offering were intended to finance the construction of the Extraction Centre of Excellence, the Phase V Expansion and additional cannabis production facilities globally in jurisdictions where cannabis is legally permitted as well as evaluating strategic acquisitions and investments and other industry related transactions and for general corporate purposes. On June 28, 2018, the June 2018 Offering closed with a total of 21,835,510 Common Shares sold (which included the full exercise of an over-allotment option) for aggregate gross proceeds of $258,750,794.

12

On June 29, 2018, the Company announced that it signed a supply agreement with the Manitoba Liquor and Lotteries Corporation (“MBLL”) to provide a portfolio of high-quality, branded cannabis and cannabis derivative products for sale in Manitoba’s adult-use market. Under the terms of the supply agreement, the Company will supply MBLL with up to 2,700,000 grams of cannabis and cannabis derivative products in the first year of the agreement.

On July 5, 2018, the Company announced that it signed a supply agreement with the Alberta Gaming, Liquor & Cannabis Commission (“AGLC”) to provide a portfolio of high-quality and cannabis derivative products for sale in Alberta’s adult-use market. Under the terms of the supply agreement, the AGLC placed an opening order of 870 kilograms to be supplied from across the full portfolio of the Company’s adult-use brands and products, including dried flower, pre-rolls and cannabis oils.

On July 12, 2018, the Company announced that it signed a memorandum of understanding with the British Columbia Liquor Distribution Branch (“BDLDB”) to provide a portfolio of high-quality and cannabis derivative products for sale in British Columbia’s adult-use market. Under the terms of the memorandum of understanding, the Company will supply the BDLDB with more than 5,000 kilograms of cannabis and cannabis derivate products in the first year of the agreement, which will be made available for sale online and at licensed retailers across the province.

On July 23, 2018, the Company announced that it amended the Liberty Option Agreement, effective July 26, 2018. The Company entered into a new agreement (the “New Liberty Agreement”) with the Liberty Buyers who previously entered into the Liberty Agreement to acquire all of the Company’s shares in Liberty (the “Liberty Shares”). Under the New Liberty Agreement, Aphria agreed to accept a 30-day promissory note from the Liberty Buyers to settle the next tranche of Liberty Shares owned by the Company that will be freely trading on July 26, 2018 and is scheduled to be purchased by the Liberty Buyers under the Liberty Agreement. The Company also agreed to pay the Liberty Buyers $480,000 in cash in exchange for a standstill agreement whereby the Liberty Buyers will not sell the newly acquired Liberty Shares for 18 months from the date of purchase. The Liberty Buyers further granted to the Company an option to buy back the Liberty Shares at $1.00 per Liberty Share, subject to certain downside risk protection which results in the Liberty Buyers sharing a portion of the difference between the Liberty Share price on the day the option is exercised and the exercise price, provided the Share price exceeds $1.25.

On July 23, 2018, the Company announced that it invested $10,000,000 in Fire & Flower Inc. (“F&F”). The Company acquired unsecured convertible debentures bearing interest at 8% per annum compounded, accrued and paid semi-annually in arrears (the “F&F Debentures”). The F&F Debentures mature on July 31, 2020, at which point, they automatically convert into common shares of F&F at the lower of $1.15 the share price on July 31, 2020. The F&F Debentures may also be converted into a loan on July 31, 2020 bearing interest at 12%, at the holder’s option.

On July 31, 2018, the Company announced that it secured $25,000,000 in debt financing from WFCU. The five-year term loan bears interest at 4.68% with a 15-year amortization. The term loan is secured by a first charge on the Company’s real estate holdings and a first position on a general security agreement including cash, accounts receivable and inventory.

13

On August 8, 2018, the Company announced that it signed a manufacturer’s representative agreement with We Grow BC Ltd. (“We Grow”), a Vancouver-based licensed producer of premium cannabis, to become We Grow’s exclusive sales representative across Canada. The manufacturer’s representative agreement adds a second brand of premium B.C.-bud to be sold alongside Aphria’s expanding portfolio of adult-use cannabis brands through the Company’s coast-to-coast sales distribution network.

On August 21, 2018, the Company announced that it signed a supply agreement with the Ontario Cannabis Retail Corporation (the “OCRC”), doing business as the Ontario Cannabis Store (“OCS”), to provide high-quality branded cannabis products for sale online in the Ontario adult-use market.

On August 27, 2018, the Company announced that it signed a supply agreement with the Nova Scotia Liquor Corporation (“NSLC”) to provide a range of high-quality branded cannabis derivative products for sale in Nova Scotia’s adult-use market.

On September 4, 2018, the Company announced that it entered into a strategic partnership (the “Partnership”) with Schroll Medical (“Schroll”), a subsidiary of prominent European flower producer, Schroll Flowers, located in Denmark. The Partnership will pursue the cultivation and worldwide distribution of organic, EU-GMP certified medical cannabis, and will be managed by the Company’s wholly-owned subsidiary Aphria Germany. In exchange for a 15% interest in the Partnership, Aphria is providing €100,000 to the Partnership, its leadership in cannabis greenhouse cultivation and experience in processing and worldwide distribution. Aphria will also handle the worldwide distribution of cannabis produced by the Partnership, which is anticipated to be made available to markets in Germany, Luxembourg, Switzerland and other developing medical cannabis markets. As part of the deal, Aphria maintains a path to increase its ownership interest to 50% and a path to realize full liquidity, each under certain conditions.

On September 6, 2018, the Company announced that it had entered into a share purchase agreement with the Liberty Buyers and had completed the sale of 64,118,462 Liberty Shares, representing 100% of the Company’s outstanding investment in Liberty. As part of the transaction, Aphria retained an irrevocable option to repurchase the Liberty Shares or any replacement securities from the Liberty Buyers for a period of up to five years, subject to the satisfaction of certain conditions. As a result of the transaction, Aphria divested its remaining US cannabis assets from its balance sheet in accordance with the staff notice and requirements of the TSX.

On September 12, 2018, the Company announced that it signed a wholesale supply agreement with Emblem Cannabis Corp., a wholly-owned subsidiary of Emblem Corp. (“Emblem”), to supply 175,000 kilograms of high-quality cannabis over a five-year period starting May 2019 (the “Emblem Supply Agreement”). Under the terms of the Emblem Supply Agreement, the Company will receive a non-refundable deposit of $22,800,000, which comprised of $12,800,000 in cash and 6,952,169 common shares of Emblem. The Emblem common shares issued to the Company are subject to a contractual lock-up and standstill arrangement, with five equal releases over the terms of the Emblem Supply Agreement, subject to certain customary exceptions.

On September 14, 2018, the Company announced that Dennis Staudt resigned from the Board. The Company also announced that the Board approved the appointment of John Herhalt to replace Mr. Staudt as an independent director. Mr. Herhalt is a retired partner from KPMG LLP (“KPMG”) and has over 40 years of experience providing a wide variety of advisory and audit services to a range of clients.

14

On September 27, 2018, the Company announced the closing of its acquisition of 100% of the issued and outstanding common shares of LATAM Holdings Inc. (“LATAM”), a direct, wholly-owned subsidiary of Scythian Biosciences Ltd. (“Scythian”), through a share purchase agreement with Scythian (the “LATAM Share Purchase Agreement”). As a result of the LATAM Share Purchase Agreement, the Company acquired the following entities through LATAM: (i) a 90% ownership interest in Colcanna, the first company in the Coffee Zone of Colombia with cultivation and manufacturing licences for the production of medicinal extracts of cannabis, a research licence and a licence for the production and extraction of cannabis, including cannabis oil, for domestic use and for export; (ii) 100% of ABP, an Argentinean pharmaceutical import and distribution company that holds a series of licences, including for the import of cannabidiol (“CBD”) oil for the purposes of research and development; (iii) 100% of Marigold Acquisitions Inc., a British Columbia incorporated entity, which owns 100% of Hampstead Holdings Ltd., a Barbados incorporated entity, which owns 49% of Marigold Projects Jamaica Limited (“Marigold”), which has received a licence to cultivate and conditional licences to process, sell and provide therapeutic or spa services using cannabis products; and (iv) a right of first offer and refusal (collectively, the “Rights”) to purchase 50.1% of a Brazilian incorporated entity, which is expected to hold a medical cannabis cultivation, processing and distribution licence in Brazil, upon receipt of a licence, for US$24,000,000, and an additional right of first refusal to acquire an additional 20-39% of the same entity at fair market value at the time.

Pursuant to the LATAM Share Purchase Agreement, the Company acquired all of the issued and outstanding common shares (on a fully-diluted basis) of LATAM, along with licences and other rights and assets held through LATAM’s subsidiaries in Argentina, Colombia and Jamaica, together with the Rights in Brazil, as described above, for aggregate transaction consideration of US$193,000,000, plus the Company assuming US$1,000,000 in existing debt, with the remainder of the consideration funded by the issuance of 15,678,310 Common Shares at a deemed price of $12.31 per Common Share, being the volume weighted average price of the Common Shares as traded on the facilities of the TSX for the 20 trading days immediately prior to the date of the LATAM Share Purchase Agreement.

On October 11, 2018, the Company announced that it entered into a charter agreement (the “Charter Agreement”) with Drug Free Kids Canada focused on increasing educational awareness of the potential harms of cannabis for children and underage youth and the safe and responsible use of cannabis by adults. The Charter Agreement is expected to produce new market research and cannabis health and safety campaigns, with a focus on protecting children and youth.

On October 15, 2018, the Company announced that it had completed its first shipment of cannabis oil to its Argentinean subsidiary, ABP, which was provided to Hospital de Pediatria Garrahan, a leading pediatric hospital located in Buenos Aires, for use in a clinical study focused on treating refractory epilepsy in children. The Company also announced that it had completed its first shipment of cannabis oil to its Malta-based subsidiary, ASG.

On November 2, 2018, the Common Shares commenced trading on the NYSE under the ticker symbol “APHA”, the Company’s ticker symbol on the TSX was changed from “APH” to “APHA” and the Common Shares which previously traded on the OTCQB under the ticker “APHQF” began trading on the NYSE. Upon commencement of trading on the NYSE, the Company voluntarily delisted its Common Shares from the OTCQB.

On November 2, 2018, three new directors were elected at the annual and special meeting of the Company’s shareholders: Michael Serruya, Shlomo Bibas, and Tom Looney.

15

On November 5, 2018, the Company announced that it entered into an agreement (the “RDT Agreement”) with Rapid Dose Therapeutics Inc. (“RDT”) that grants the Company exclusive global preferred rights to license, manufacture, distribute and sell RDT’s QuickStrip™ innovative, proprietary delivery technology for both medical and adult-use cannabis markets worldwide. The Company intends to begin production of oral thin strips at its production facilities in Leamington, Ontario in 2019. On December 18, 2018, the Company and RDT announced an expanded scope of the RDT Agreement in order to expand the territory over which the Company has been granted exclusive preferred rights to Germany.

On December 6, 2018, the Company announced that in the face of a short-seller report released on December 3, 2018, the Board appointed a special committee (the “Special Committee”) of independent directors to undertake a comprehensive review of the Company’s previously completed acquisition of LATAM, which closed on September 27, 2018, and confirm whether the transaction conformed with all Company policies and generally accepted corporate governance practices. The Special Committee was comprised of John M. Herhalt, Shlomo Bibas and Tom Looney. Mr. Herhalt served as Chair of the Special Committee

On December 27, 2018, Xanthic Biopharma Inc. doing business as Green Growth Brands Ltd.’s (“GGB”) made an unsolicited takeover proposal to acquire all of the Common Shares in an all-stock transaction (the “GGB Proposal”). In response to the GGB Proposal, the Company announced that the Board had determined that the GGB Proposal significantly undervalued the Company, but that the Board had established an independent committee of directors to further consider the GGB Proposal and any formal offer received. The Company also announced the appointment of Irwin Simon as independent chair of the Board.

On January 8, 2019, the Company completed its first shipment of medical cannabis to Shoppers Drug Mart.

On January 9, 2019, the Company announced the closing of its acquisition of CC Pharma GmbH (“CC Pharma”), whereby the Company acquired all of the issued and outstanding securities of CC Pharma for aggregate transaction consideration of €18,920,000 in cash with an earn-out multiple on future EBITDA of up to another €23,500,000, if certain performance milestones are met.

On January 11, 2019, the Company announced that Vic Neufeld, Chief Executive Officer and Director of the Company, and Cole Cacciavillani, Chief Operating Officer and Director of the Company would transition out of their executive roles as of March 1, 2019 but would continue to support the Company as special advisors to both the Chair and the President, ensuring a smooth transition until a new Chief Executive Officer is appointed.

On January 18, 2019, the Company announced that it entered into an exclusive agreement (the “UNOapp Agreement”) with UNOapp Inc. (“UNOapp”) to collaborate on the development of technology and analytics solutions for Canada’s adult-use cannabis industry. Pursuant to the UNOapp Agreement, UNOapp has granted the Company a first option to commercialize any platform or solution developed from this collaboration in any international market outside of Canada.

On January 22, 2019, the Company confirmed that GGB had commenced an unsolicited takeover bid (the “GGB Offer”) to acquire all of the Common Shares, other than the Common Shares owned by GGB or its affiliates, in exchange for 1.5714 common shares of GGB. The Company advised shareholders to take no action on the GGB Offer until the Board made a formal recommendation to shareholders.

16

On February 6, 2019, the Company announced that its Board rejected the GGB Offer and recommended that shareholders take no action in respect of the GGB Offer.

On February 15, 2019, the Company announced that its Board accepted and considered the report of the Special Committee, which reviewed the allegations made against the Company in respect of the Company’s previously completed acquisition of LATAM. The Special Committee determined that: (i) the assets acquired pursuant to the acquisition of LATAM in Argentina, Colombia and Jamaica were verified to be in and continued to develop according to the Company’s business plan; (ii) comprehensive, in-person site reviews were conducted by advisors to the Special Committee, which confirmed the existence of the LATAM assets and operations in each of Colombia and Jamaica, as well as work to confirm the contractual and permitting arrangements in Argentina; (iii) the Company retained local counsel in each jurisdiction in which LATAM operated; and (iv) the consideration for the assets purchased in acquisition of LATAM was within an acceptable range as compared to similar acquisitions by competitors, be it near the top of the range of observable valuation metrics. Further, the Special Committee determined that the acquisition of LATAM was approved by independent directors after obtaining a third-party fairness opinion, with the non-independent directors recusing themselves from the deliberations and voting. However, based on further information available to the Special Committee, the Special Committee noted that it appeared as though certain of the non-independent directors of the Company had conflicting interests in the acquisition of LATAM that were not fully disclosed to the Board. As a result, the Special Committee recommended areas of improvement to position the Company as a leader in corporate governance and management practices, which the Board unanimously agreed to adopt. On April 11, 2019, the Company subsequently adopted and approved a comprehensive Board of Directors Manual incorporating the recommendations arising from the Special Committee and placing the Company amongst the leaders in the cannabis industry for “best in class” corporate governance.

On February 15, 2019, the Company announced, effective March 1, 2019, that Vic Neufeld and Cole Cacciavillani will retire from the Company (including in their capacity as directors) and that Irwin Simon will step in as Interim Chief Executive Officer until the Board identifies a permanent Chief Executive Officer. The Company also announced that John Cervini will step down as a director of the Company effective as of March 1, 2019.

On February 19, 2019, the Company announced that the independent members of the Board unanimously approved the early termination and liquidation of a promissory note, the New Liberty Agreement and other agreements (the “Early Termination and Liquidation”) related to the Company’s previously announced divestment of all interests in Liberty. The independent members of the Board unanimously approved the Early Termination and Liquidation wherein the Company received cash consideration of $47,400,000 and may earn up to an additional $10,000,000 based on certain value thresholds, if the counterparties monetize the Liberty Shares underlying the terminated option within six months. The Early Termination and Liquidation represents the ultimate conclusion of Aphria’s investment in Liberty.

On February 26, 2019, the Company announced that it entered into a worldwide licence agreement with Manna Molecular Science, LLC (“Manna”), producers of state-of-the-art cannabis transdermal patches. Leveraging Manna’s established formulations, equipment and processes, Aphria will produce and sell patches containing cannabis oils for its established suite of medical and adult-use brands. Under the licence agreement, Manna agreed to grant Aphria exclusive preferred vendor status for a period of five years and an exclusive licence to produce, market, distribute, promote and sell Manna patches containing cannabis oil as an active ingredient.

17

On April 15, 2019, the Company announced the appointment of two new independent directors: Walter Robb and David Hopkinson.

On April 15, 2019, the Company announced that it had entered into a series of transactions that will accelerate the expiry date for the GGB Offer to April 25, 2019 and will terminate the arrangements with GA Opportunities Corp. (“GAOC”) for consideration of $89,000,000. In particular, the Company announced that it has entered into a shortened deposit period agreement with GGB to facilitate the acceleration of the expiry of the GGB Offer. In that regard, Aphria agreed to reduce the initial deposit period of the bid to 92 days from January 23, 2019, the date that GGB commenced the GGB Offer. GGB subsequently mailed a notice of variation providing that the GGB Offer would expire at 5:00 p.m. on April 25, 2019. Based on the closing price of $3.86 per common share of GGB on the CSE on April 12, 2019, the implied consideration under the GGB Offer would be $6.07 per Common Share, representing a 54.7% discount to Aphria’s closing price on the TSX of $13.41 per Common Share on the same day.

In connection with the foregoing, GGB entered into a share purchase agreement (the “GGB Share Purchase Agreement”) with GAOC pursuant to which GGB has agreed to purchase (the “Share Repurchase”) for cancellation 27,300,000 shares of GGB held by GAOC, for an aggregate purchase price of $89,000,000 (the “Purchase Price”).The terms of the GGB Share Purchase Agreement include, among other things, that GGB will pay in cash $50,000,000 on of the Purchase Price to GAOC prior to or on May 15, 2019 (the “Closing Date”) and will issue a promissory note (the “GGB Note”) to GAOC for $39,000,000 due in six months from the Closing Date. The Share Repurchase was completed on May 16, 2019.

In addition, the Company and GAOC also entered into a debt/call option settlement agreement (the “Settlement Agreement”) pursuant to which the Company has agreed to settle the debt owed under a promissory note issued by GAOC to the Company in the amount of $55,000,000 and terminate its rights under a related call option in consideration for total consideration of $89,000,000 payable by GAOC upon the receipt of funds received under the GGB Share Purchase Agreement and the GGB Note. GAOC has granted a security interest to Aphria to secure its obligations under the Settlement Agreement

On April 23, 2019, the Company closed an offering of US$300,000,000 aggregate principal amount of 5.25% convertible senior notes due 2024 (the “Aphria Notes”) pursuant to an indenture (the “Indenture”) dated April 23, 2019, among Aphria and GLAS Trust Company LLC. The initial conversion rate for the Aphria Notes is 106.5644 Common Shares per US$1,000 principal amount of Aphria Notes, equivalent to an initial conversion price of approximately US$9.38 per Common Share. On April 26, 2019, the Company completed the sale of an additional US$50,000,000 aggregate principal amount of Aphria Notes pursuant to the exercise in full of the over-allotment option.

On April 25, 2019, the Company announced that the GGB Offer failed to meet the statutory minimum tender condition and has expired and terminated.

On May 14, 2019, the Company announced the appointment of James Meiers as the Chief Operating Officer, Aphria Leamington (effective May 14, 2019) and Tim Purdie as the Chief Information Officer & Chief Information Security Officer (effective May 14, 2019). The Company also announced that Jakob Ripshtein, the President of the Company, resigned (effective June 7, 2019).

18

DESCRIPTION OF THE BUSINESS

Canadian Cannabis Operations

The Company’s domestic Canadian cannabis operations are comprised of (i) the original Aphria One greenhouse facility (see “General Development of the Business - Licences”), (ii) wholly-owned British Columbia-based subsidiary Broken Coast, (iii) 51% majority owned Leamington-based subsidiary, Aphria Diamond, (iv) the Company’s Leamington-based Extraction Centre of Excellence and (v) Avanti.

Broken Coast, a subsidiary of the Company acquired in February 2018, is licensed to produce and sell cannabis under the provisions of the Cannabis Act. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with a leading premium cannabis brand. The facility sits on a 4.5 acre parcel of owned land and is licensed to cultivate in more than 50,000 square feet.

Aphria Diamond is a 51% majority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond. Aphria Diamond has applied for a cultivation licence under the provisions of the Cannabis Act. Aphria Diamond is implementing automation of its greenhouse, warehouse and processing facilities.

All production from Aphria Diamond will be sold to Aphria at an agreed upon transfer price, allowing Aphria to recognize 100% of the remaining profit from any further processing into a derivative product, and 100% of the wholesale margin from branding on all product from Aphria Diamond.

The Company is awaiting Health Canada approval at Aphria Diamond which will expand the Company’s production capacity. Once this expanded facility is licensed, operating at capacity and in full crop rotation, the Company will have more than 2.4 million square feet of space under cultivation capable of annual production of more than 255,000 kilograms of cannabis.

The Extraction Centre of Excellence is being constructed as an integral part of the Company’s Leamington production facilities, combining science and innovation to develop the future of the cannabis industry. The facility is located on the same property as Aphria Diamond and requires Aphria Diamond’s licence to submit a licence amendment application with Health Canada. As a result of the open licence application for Aphria Diamond, the Company has taken steps at its licensed facilities to supplement its extraction capabilities. These steps ensure that sufficient extraction capacity exists to process all of the Company’s extraction needs regardless of when the licence for the Extraction Centre of Excellence is received. Once the licence is received, the Company will have extra extraction capacity to increase the amount of biomass it processes for either internal or external needs.

The Company anticipates that the Extraction Centre of Excellence will provide the necessary production capacity and innovation to incorporate the Company’s currently developed extraction technologies and further expand on these technologies to create new and innovative product offerings for the adult-use market as they become legal to sell in Canada. The facility will be equipped to conduct a wide range of cannabis extractions, including CO2, butane, ethanol, and to produce world-class cannabis concentrates, including fractionated distillates.

In addition, Avanti further bolsters the Company’s processing capabilities and allows the Company to engage in the possession, production, packaging, sale, transportation and delivery and testing of drugs and medical devices in addition to cannabis and related cannabinoids through its four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and, (iv) Medical Device Establishment Licence (see “Description of Business - Foreign Operations - Export Facility from Canada”).

19

In Canada, a substantial portion of the Company’s revenue is derived from the sale of cannabis for medical and adult-use markets, resulting specifically from cannabis plant material produced, cultivated and/or processed by Aphria at its greenhouse facilities in Leamington, Ontario. Aphria grows cannabis at its greenhouse for the purposes of sale and distribution of finished products in accordance with the Cannabis Act. Aphria’s current plants are at various stages of growth. The remaining portion of the Company’s revenue is comprised of the pharmaceutical distribution operations of the company’s subsidiaries, CC Pharma, ABP and FL Group. See “Description of Business - Foreign Operations”.

There can be no guarantee that Health Canada will extend or renew any of the foregoing licences as necessary or, if extended or renewed, that the licences will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew any of the foregoing licences, or should it extend or renew the foregoing licences on different terms, the business, financial condition and results of the operation of Aphria could be materially adversely affected. See “Risk Factors”.

Products and Services

Aphria is focused on expanding its product development, manufacturing capacity and sales capability in the cannabis consumer market for both medical and adult-use users.

Brands

The Company’s diverse platform of brands allows it to effectively deploy brands that are targeted at specific customer demographics, use occasions and product form factors.

Medical Cannabis

Since 2014, the Aphria brand has been a leading choice for patients seeking high quality pharmaceutical-grade medical cannabis. The Company expects to continue to focus and invest in the Canadian medical market while concurrently developing cannabis-based products and brands targeting the adult-use market.

Adult-use Cannabis

The Company is investing capital and resources to establish a leading position in the adult-use market in Canada. These investments are focused on brand development, product innovation, marketing, sales, education, and research to enable the Company to capture, retain and grow a significant share of the developing Canadian market.

Aphria developed its initial portfolio of adult-use brands to specifically meet the evolving needs of Canada’s most profitable segments. The Company leveraged its strengths to offer products with unique attributes – from price through to potency and assortment – to best serve its consumers. The suite of brands created by the Company for Canada’s adult-use market include Solei, RIFF, Good Supply, and Broken Coast. Each brand is unique to a specific target audience with various product offerings designed to meet the needs of its targeted segments, described below:

20

Solei Sungrown Cannabis (“Solei”) is designed for current and novice users, pairing an assortment of carefully curated strains and product formats for different experiences. Solei’s signature ‘Moments’ based approach has received very positive feedback from retailers and consumers seeking a simplified approach to cannabis.

RIFF is a culture and community focused brand supporting the artistic community across Canada. The brand has high potency offerings available for more experienced users.

Good Supply offers regular cannabis users with a no-frills, yet excellent value-for-money assortment that does not sacrifice quality.

Complementing Aphria’s in-house brands, the Company’s wholly-owned subsidiary Broken Coast is a multi-award-winning craft grower that delivers a premium product and provides consumers with an opportunity to access a brand synonymous with British Columbia-grown cannabis. Broken Coast’s craft cannabis is grown on the shores of the Salish Sea in small batches using single-strain growing rooms. All flower is hand-trimmed and slow-cured ensuring premium product quality and consistency.

Distribution and Sales

Medical Cannabis

Medical cannabis patients order from the Company, pursuant to a prescription, primarily through Aphria’s online store or through the phone. Medical cannabis is and will continue to be delivered by secured courier or other methods permitted under the Cannabis Act. Aphria’s prices vary based on growth time, strain yield and market prices.

The Company is also authorized for wholesale shipping of cannabis plant cuttings and dried bud to other licensed producers. Aphria has already completed several sales through its wholesale strategy and based on current costs, management expects the wholesale shipment strategy to continue. This sales channel requires minimal additional cost other than the cost to produce, transport and appropriately bulk package plant cuttings and dried bud.

Adult-Use Cannabis

The Company is a party to supply agreements with official retailers in all ten provinces and the territory of Yukon in Canada, representing access to 99.8% of Canadians, showing the Company’s commitment to becoming a leader in the adult-use market. The Company is one of a handful of licensed producers which has agreements with every province in Canada.

21

The Company signed an exclusive distribution agreement with Great North Distributors, a wholly-owned Canadian subsidiary of Southern Glazer’s, to provide the Company with the sales force and wholesale/retail channel expertise required to efficiently distribute the Company’s product through each of the provincial/territorial cannabis control agencies. Great North Distributors has extensive expertise in managing compliance with the unique rules that govern the marketing of controlled substances in each of the jurisdictions where the Company has supply agreements. The Company has leveraged the Great Northern Distributors agreement by signing a subsequent agreement with We Grow, a Vancouver-based licensed producer of premium cannabis, to become We Grow’s exclusive sales representatives across Canada. As of May 31, 2019, We Grow has listed its products in multiple provinces providing additional revenue for the Company.

Specialized Skill and Knowledge

The Company’s management is comprised of individuals who have extensive expertise in regulated products, packaged goods and life sciences. In addition, the Board is constituted of experienced professionals from various relevant industries. See “Directors and Officers” for additional details.

Competitive Conditions (Canada)

The Company continues to face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the Company’s business, financial condition and results of operations.

As of the date of this Annual Information Form, Health Canada has issued over 180 licences to companies on its list of licensed producers. Additional information on the current list of licensed producers can be found on Health Canada’s website. On May 8, 2019, Health Canada also introduced changes to the cannabis licensing process. Under the new cannabis licensing process, Heath Canada requires new applicants for licences to have a fully built site that meets all the requirements of the Cannabis Regulations at the time an application is submitted. The Company believes that the stringent application and compliance requirements may prove too onerous or expensive for some of those unlicensed applicants and is, in the Company’s view a significant barrier to entry into the industry.

The principal aspects of competition between Aphria and its competitors will be the price and quality of cannabis and client service provided to patients. While Aphria will price its cannabis according to market demands, it anticipates a lower cost of production compared to its competitors. This is expected to provide Aphria with pricing flexibility while maintaining healthy margins relative to its competitors. Additionally, Aphria will strive to have better and faster service by having more on-hand trained staff than other licensed producers. For the adult-use market, the coast to coast coverage afforded by the Company’s sales force through Great North Cannabis, is expected to result in consistent brand awareness and messaging at the retail level for the Company’s products and brands.

New Products and Accessories

The Canadian government has committed to regulating the sale of cannabis infused products in 2019. According to Headset, Inc., data which tracks US sales across the cannabis category, the vape market makes up 17% to 30% of sales (California, Nevada, Colorado, Washington) depending on the market. Aphria is investing capital and resources in product research, development, and production technologies in anticipation of the legalization of these new emerging categories. As a part of these research and development efforts, the Company is investing in the following areas to develop consistent and unique formulations to be used in its end-products:

22

•	industrial-scale extraction technologies using different methods including CO2, butane and ethanol;

•	the effective isolation of terpenes, cannabinoids and other cannabis compounds; and

•	development of nano-emulsification technology providing flavourless and colourless input material into derivative products such as edibles and beverages.

The Company is currently heavily engaged in research and development, intellectual property partnerships and formulation development for a broad suite of derivative products such as vapes, edibles, beverages, concentrates, topicals and other products such as oral thin strips and transdermal patches.

Within these categories, the Company’s primary focus in the near term is vape products as the company anticipates that said products will represent a similar percentage of the Canadian cannabis market as it does in existing US markets and is very well aligned to its superior extraction capabilities and know-how. The Company anticipates having vape products available following the statutory notice period required to sell the products under the Cannabis Regulations, sometime in December 2019. The Company believes edibles and beverages will collectively represent a much smaller proportion of the market and has a strategy established to meet this demand, which will be implemented after vapes have been introduced.

Components

While not reliant on raw materials, the Company is reliant on biological controls and sources product packaging.

Cycles

The demand for cannabis products is fairly consistent throughout the calendar year. Accordingly, the business of the Company is not seasonal or cyclical to any significant extent.

Economic Dependence

The Company’s supply contracts with the various Canadian provinces, Yukon and third-party suppliers are a critical element of the Company’s current revenues. If any of the larger suppliers change the material terms of such agreement or otherwise alter the supply arrangement with the Company, such a change may have a material adverse effect on the Company’s revenue.

The Company’s ability to grow, store and sell cannabis in Canada is dependent, in part, on the Licences. Aphria’s failure to comply with the requirements of Licences, or any failure to maintain the Licences in good standing, will have a material adverse impact on the business, financial condition and operating results of the Company. Should Health Canada not extend or renew the Licences, or should it renew the Licences on different terms, the business, financial condition and results of the operations of the Company could be materially adversely affected.

Employees

As of May 31, 2019, Aphria employed approximately 620 full-time employees.

23

Foreign Operations

Outside of Canada, the Company is developing partnerships and making direct investments in countries where there is an existing or emerging federal or national legal cannabis market. The Company’s international strategy is currently focused on medical cannabis markets in stable economic and political jurisdictions that have developed or are developing effective regulations and enforcement mechanisms that limit licensed production and control importation and distribution.

Through several acquisitions, the Company secured access to key international markets, management team bench strength with a proven knowledge and executional success within the industries and jurisdictions in which they operate. The Company believes that with its significant experience in the highly regulated Canadian cannabis market, it will be able to export its industry leading knowledge and practices to its global subsidiaries as these markets mature. See “General Development of the Business - Three Year History”.

As part of its international strategy, the Company is developing regional hubs. These hubs will represent key countries for investment and will aid in the flow of cannabis goods across the globe.

The Company has current international operations in Australia, Argentina, Colombia, Denmark, Germany, Italy, Jamaica, Lesotho, Malta, Paraguay and maintains an option for entry into Brazil. With these markets still in their infancy, and the regulatory environment around them still being formed, these countries are looking to Canada as a leader in developing the regulatory environment. The Company is among the few industry leaders capable of applying the experience from working within Canada during the development of the cannabis regulations, to these global cannabis markets.

Export Facility from Canada

Through the acquisition of Nuuvera, the Company acquired Brampton-based Avanti, which currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and, (iv) Medical Device Establishment Licence. In addition to allowing the Company to possess and handle cannabis and cannabis derivative products, these licences allow Avanti to engage in the possession, production, packaging, sale, transportation and delivery and testing of drugs and medical devices in addition to cannabis and related cannabinoids. The Company is also able to complete testing/analysis of active pharmaceutical ingredients.

The Company is currently in the process of securing EU-GMP certification, which will then be used as the Canadian staging site for international bound GMP certified products. The Company’s EU-GMP certification will cover the extraction, post processing, testing, packaging and shipping process.

European Union

Germany

The German market is considered to be one of the most highly sought-after medical cannabis markets in the world. The German government recently completed a tender process to award licences for in-country cultivation. Aphria Germany was one of the three selected by BfArM to receive a licence for the cultivation of medical cannabis in Germany. Aphria Germany was granted the most available lots within the tender process, a total of five lots, and is the only licensed producer in Germany with the permission to grow all three strains of medical cannabis approved by BfArM. Each lot is expected to provide a minimum annual capacity of 200 kilograms. Germany currently allows the sale of cannabis and cannabis extracts in pharmacies. These cannabis-based products are also covered by insurance companies. This coverage provides a greater number of medical cannabis patients with access to the full use and benefits of these products.

24

The Company’s approach in Germany is a three-pronged approach covering: demand; supply; and distribution.

Demand

Through the acquisition of a 25.1% interest in Berlin-based Schöneberg Hospital, the Company has access to doctors and patients to support the education of the benefits of medical cannabinoids. The Company also plans to build and operate pain treatment centers including the new possibilities of digital health care throughout Germany, which will further provide access to patients. The Company has partnered with a leading company in digital applications and medical software to build a modern, patient centric clinic for telemedicine. The Company launched various CBD products in the current quarter including medical and recreational products. The Company’s portfolio of CBD products ranges from medical, oil, edibles, drinkables, and skin care products that will be distributed through multiple sales channels.

Supply

The Company will, through imports and local production, supply products into the German market. The Company entered into a strategic partnership with a prominent European flower producer, to obtain access to EU-GMP certified organic medical cannabis. This agreement ensures the Company will have further access to cannabis for distribution throughout the EU. The Company is further developing the facilities, in order to deliver the first harvest by the end of 2020 to BfArM as well as a storage facility to support a GMP certified storage space.

Distribution

Through the acquisition of CC Pharma, the Company obtained a leading importer and distributor of European Union pharmaceuticals for the German market. With over 317 active German national pharmaceutical licences, 690 active European Union pharmaceutical licences, and access to approximately 13,000 active pharmacy accounts, CC Pharma operates a production, repackaging and labelling facility. Based on regulations, pharmacies can only supply the product that has been prescribed to the patient unless the product is unavailable. As such, the Company will expand CC Pharma’s operations to meet the high demand for medicinal cannabis through distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany.

Malta

Through subsidiary ASG, the Company received the first import certificate for medical cannabis issued by the Government of Malta’s Ministry of Health. The Company intends on using the Malta facility to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP certified cannabis products throughout large parts of Europe. As of May 31, 2019, the analytical lab is EU-GMP certified and fully operational. The development of a new floor dedicated to the processing and packaging of bulk cannabis in accordance with EU-GMP is ongoing and is expected to be fully operational as an EU-GMP certified facility by the end of the first half of the 2020 calendar year, pending certification by the European Medicines Authority.

25

The Malta facility will provide the Company with the ability to bring production of cannabis product from outside of Europe into an EU-GMP certified facility for further packaging, processing and distribution throughout Europe.

Italy

The Company’s wholly-owned subsidiary, FL-Group, is authorized for the distribution of pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies. The FL-Group acts as the Company’s distributor to the Italian cannabis market. The Company has also established Aphria Terra S.R.L. as a grassroots organization involved with furthering the Company’s presence in the Italian cannabis industry.

South America

LATAM Holdings Inc.

The acquisition of LATAM provided the Company with various production, distribution and market development opportunities in South America and the Caribbean, including Colombia, Argentina, Jamaica and potentially Brazil.

Colombia

The acquisition of LATAM provided the Company with a 90% ownership of Colcanna. This ownership provides the Company with the ability to further develop the global Aphria brand with Aphria branded products distributed to patients in Colombia. Colcanna is developing its 54 acres of land for the cultivation of cannabis, which is expected to provide 50,000 kilograms annually. Until the emerging Colombian market demand grows to match the Company’s Colombian production, the Company will be able to utilize its export licence to distribute the excess production within LATAM region including Argentina, and Paraguay. In order to seek to maximize the export activities, the Company will also apply for the EU-GMP certification of its Colombian cultivation facility, which is anticipated to allow the export from the Colombia site to be distributed throughout Latin America when permissible.

Argentina

The acquisition of LATAM provided the Company with sole ownership of ABP, granting to the Company a significant first-mover advantage, as ABP is the first company with an in-country medical cannabis research licence. The Company also continues to work with Hospital Garrahan, a leading pediatric hospital in Buenos Aires. On June 6, 2019, the Ministry of Heath approved a resolution authorizing public and private health insurance companies to import and stock medical cannabis inventory. The Company believes that with this recent resolution, the market is one step closer to an evolution of the medical cannabis regulatory framework that would allow local production and medical commercialization.

Jamaica

The acquisition of LATAM provided the Company with a 49% ownership interest in Marigold, through multiple subsidiaries and a 95% royalty on profits through an intellectual property agreement. At the time, this acquisition provided the Company with several key licences including a Tier 3 cultivation licence, a conditional Tier 2 herb house licence, as well as conditional licences for import, export and research purposes.

26

Brazil

Finally, the acquisition of LATAM provided the Company with an option to purchase 50.1% of a Brazilian entity for US$24 million once it secures a medical cannabis cultivation and distribution licence from the Brazilian government and a right of first offer and refusal on another 20% to 39% of the Brazilian entity. This right of first refusal provides the Company with lower risk at a fixed price to enter the Brazilian cannabis market pending the Brazilian company obtaining a licence to cultivate and distribute cannabis lawfully within the country.

Africa

Lesotho

The Company entered into a venture in CannInvest, a South African corporation. Aphria’s partner in CannInvest is the Verve Group of Companies, founded by Richard Davies, a South African with more than 20 years of experience in phytoextraction of African medicinal plants. Through this transaction, the Company obtained a controlling interest in Verve. Verve holds a licence in Lesotho for prohibited drug operations, which allows Verve to cultivate, manufacture, supply, distribute, store, export and import cannabis and cannabis resin for medical purposes or scientific use.

The Company also entered into a supply agreement with Verve, where Verve will supply cannabis THC and CBD extract from its planned EU-GMP certified facility. This is expected to provide the Company with access to GMP certified extract for distribution into South Africa and other federally legal markets, including the European Union.

Construction of a new extraction and processing facility is near completion. The Company is currently working on developing sales through this facility and expects to begin processing materials and generating income before the end of calendar year 2019. Upon completion, the Company expects to process cannabis for other producers in the country for a tolling fee, while applying for EU-GMP certification which will allow all product from the Lesotho site to be distributed within the European Union.

During the year, Verve successfully completed the first legal purchase of medicinal cannabis in Africa for processing, allowing the Company to claim a first mover advantage in the local markets.

Social and Environmental Operations

In an emerging and constantly evolving industry, the Company’s core values unite, inform and inspire the way the Company interacts with its employees, patients, consumers and one another. The Company’s commitment to its people, the planet, product quality and innovation helps it create stronger, healthier communities everywhere it does business. The Company’s corporate social responsibility goes beyond borders. The Company is committed to exporting its industry leading knowledge and practices to its global subsidiaries. For the communities the Company touches, it is vigilant of the impact it has and strives to be a positive contributor to their well-being.

The Company recently launched its values, a set of guiding principles that inform how it behaves and acts, including how business decisions are made, how employees conduct themselves, and how and where the Company makes community investments. The values of the Company comprise the following pillars:

27

We Put People First

The Company is committed to the needs of its patients and consumers whether they are looking for natural options for medical needs, exploring the options in wellness, or seeking alternatives to their lifestyle. The Company is driven by a desire to help others live their best life. This includes continuous product development on different methods of administrating the product through oil and soft gels, and eventually oral strip, and patches, as well as being proactive in aiding patients who have difficulties obtaining the required medical care. In the current year, the Company has taken the initiative to provide free access to treatment for a three year old epileptic patient; a treatment that has decreased daily seizures from around thirty to three or four.

We Lead by Example

The Company is passionate about pushing its industry forward. The Company’s commitment to innovation means it is always on the lookout for new opportunities, that it attracts those who share its outlook, and that it never stops focusing and imagining on what is coming next. This includes the continuous push for innovations in expansionary projects, product development and market research.

In the current year, the Company has expanded its reach to Latin America and Germany through its acquisitions. Furthermore, it has partnered with various organizations to further develop the product line including transdermal patches, oral thin strips, and other cannabis-infused products.

We Respect the Earth

As a conscientious company, the Company prides itself on providing a natural product for its patients and consumers. The Company is committed to ensuring that its actions and those of its employees have a positive impact on the environment around it, no matter where it operates.

In the current year, the Company launched its social impact platform, Plant Positivity. In 2019, Plant Positivity is partnering with national not-for-profit Evergreen to create six new garden spaces – the Plant Positivity Gardens – at Evergreen’s national headquarters, Evergreen Brick Works in Toronto. The Company’s investment will add more than 50 varieties of native plant species to the existing 8,000 square metres of gardens across the site, a global showcase for sustainability and urban innovation that opened in 2010. Plans are also underway to develop a Plant Positivity Garden in Leamington, Ontario with a local community partner.

The Company also employs sustainable growing practices to provide significant efficiencies, cost reduction benefits and lessen its impact on the environment. This includes:

•	Use of computerized systems to monitor and reduce water usage, and collection and cleaning of run-off water so that it can be safely reused.

•

The Company’s co-generation plant produces electricity, hot water, CO2 and cold water which is more efficient and reduces impact on local communities. The Company practices carbon neutrality and its Leamington, Ontario facility Aphria One continually strives for a zero-carbon footprint.

28

•	Capture and clean the CO2 from the exhaust and add it into the greenhouse to promote plant growth and reduce our carbon footprint.

•	98% of the Company’s Canadian production will grow in state-of-the art greenhouses in Leamington, Ontario, using 1/12th the energy of traditional indoor growing operations.

We Take Responsibility to Heart

The Company believes it is its responsibility to protect the safety of its employees, patients, consumers, and society. The Company’s partnerships and programs reflect our ongoing commitment to the safety of its communities through education, responsible use, and meaningful corporate citizenship.

The Company places a great deal of energy and effort towards ensuring the safety of children and families in the communities it serves. The Company’s Charter Agreement with Drug Free Kids Canada and participation in the Global Cannabis Partnership, reflect its ongoing commitment to the safety of its communities through education, responsible use, and meaningful responsible corporate citizenship in the Company’s industry. In addition to partnerships mentioned above, the Company also has partnerships with various organizations in countries like Colombia in order to jointly develop academic curriculums on the medicinal use of cannabis.

In Colombia, the Company undertook a social-demographic survey to better understand the local community’s needs, wants and concerns. In doing so, the Company is able to contribute to the betterment of community members quality of life through new infrastructure and employment opportunities.

Regulatory Overview

Prior to the Cannabis Act and the Cannabis Regulations coming into force, only the sale of medical cannabis was permitted and was regulated by the ACMPR made under the Controlled Drugs and Substances Act (the “CDSA”); the Cannabis Act and the Cannabis Regulations replaced the CDSA and the ACMPR as the governing laws and regulations in respect of the cultivation, processing, sale and distribution of cannabis (including cannabis oil extract). On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use. Given that the Cannabis Act and the Cannabis Regulations are very new, the impact of such regulatory changes on the Company’s business is unknown. See “Risk Factors - Risks Related to Changes in Laws, Regulations and Guidelines”.

The Cannabis Act provides a licensing and permitting scheme for the production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal (i.e., adult-use) use, implemented by regulations made under the Cannabis Act. The Cannabis Act maintains separate provisions governing cannabis for medical purposes.

The Cannabis Regulations, among other things, set out requirements relating to the following matters: (1) Licences; (2) Security Clearances; (3) Cannabis Products; (4) Packaging, Labelling and Promotion; (5) Health Products and Cosmetics Containing Cannabis; and (6) Cannabis for Medical Purposes.

29

Licences

The Cannabis Regulations establish six classes of licences under the Cannabis Act: cultivation licences; processing licences; analytical testing licences; sales for medical purposes licences; research licences; and cannabis drug licences. The Cannabis Regulations also create subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery), processing licences (standard processing and micro-processing) and sale (sale for medical purposes). Different licences and each subclass therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and each subclass.

The Cannabis Regulations permit cultivation licence holders to conduct both outdoor and indoor cultivation of cannabis. The implications of outdoor cultivation are not yet known, but could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Security Clearances

Certain people associated with cannabis licensees, including (i) individuals occupying a “key position” within the licensee, (ii) directors, officers and individuals who exercise, or are in a position to exercise, direct control over a corporate licensee, (iii) directors and officers of any corporation that exercises, or is in a position to exercise, direct control over a corporate licensee and (iv) certain other individuals identified by the Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This was largely the approach in place under the ACMPR, except that the security clearance requirements apply to parent companies as well as corporate licensees. Individuals who have histories of non-violent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister on a case-by-case basis.

Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Cannabis Tracking System

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Act provides the Minister with the authority to make a ministerial order that would require licensees to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. The Minister has introduced the Cannabis Tracking and Licensing System, and licence holders are required to use this system to submit monthly reports to the Minister, among other things.

Cannabis Products

The Cannabis Act permits the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. The Cannabis Regulations set out the requirements for the sale of cannabis products at the retail level, including tetrahydrocannabinol (“THC”) content and net quantity of cannabis products.

30

To date, only fresh cannabis, dried cannabis and cannabis oil products are permitted for sale in Canada. Pursuant to the Cannabis Act, certain categories of cannabis products, such as edibles, extracts and topicals (together, the “New Categories”) are currently prohibited from sale, but new regulations under the Cannabis Act will come into force on October 17, 2019 which will permit sale of the New Categories no earlier than December 2019. While the text of the new regulations has been released, the impact of these regulatory changes on the business of the Company is unknown.

Packaging, Labelling and Promotion

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products (including the New Categories) which are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements include plain packaging for cannabis products, as well as packaging that is tamper-evident and child-resistant.

The Cannabis Regulations impose strict limits on the use of colours, graphics, and other special characteristics of packaging. Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the licensed cultivator or processor (depending on the cannabis product; (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. A cannabis product’s brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health warning message. The font must not be in metallic or fluorescent colour. In addition to the brand name, only one other brand element (e.g. logo, design or slogan) can be displayed. In respect of the New Categories, the same restrictions generally apply, with limited changes.

Health Products and Cosmetics Containing Cannabis

Products that display health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products and medical devices must receive marketing authorization from Health Canada prior to launch. Cannabis cannot be marketed as a natural or non-prescription health product, as it is currently included on the Human and Veterinary Prescription Drug List (the “PDL”). While Health Canada has previously authorized prescription drug products containing cannabis, the agency maintains that there remains significant scientific uncertainty regarding the pharmacological actions, therapeutic effectiveness and safety of the majority of phytocannabinoids. The cannabis-based drug products that have been authorized by Health Canada have been studied, authorized and used in specific conditions. While these authorized products have contributed to the global body of knowledge concerning the safety and efficacy of cannabis-based therapies, Health Canada has stated that the presence of scientific uncertainty and limited market experience gives rise to the need for a precautionary approach. Listing all phytocannabinoids on the PDL addresses this uncertainty since use of prescription drugs would be under the supervision of healthcare practitioners who would monitor and manage any unanticipated effects. All phytocannabinoids will remain listed on the PDL until there is sufficient scientific evidence (e.g., as demonstrated through a submission to Health Canada) to change the prescription status of a particular phytocannabinoid when used in specific conditions.

31

As a result of the coming into force of the Cannabis Act, cannabis, as defined in Subsection 2(1) of the Cannabis Act, has been added to Health Canada’s “Cosmetic Ingredient Hotlist”, the list of prohibited substances for use in cosmetic products.

Once cannabis concentrates are legalized, it is anticipated that such products will be permitted to be included in products with a cosmetic use, subject to the provisions of the Cannabis Act.

Advertising

The Cannabis Act generally restricts the promotion of cannabis. Subject to a few exceptions, all promotions of cannabis are prohibited unless authorized by the Cannabis Act.

Cannabis for Medical Purposes

With the Cannabis Act and the Cannabis Regulations coming into force on October 17, 2018, the medical cannabis regime migrated from the CDSA and the ACMPR to the Cannabis Act and the Cannabis Regulations. The medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Under Part 14 of the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensees holding a licence to sell for medical purposes; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as plants or seeds, must be obtained from licensees. It is possible that (ii) and (iii) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition and results of operations. However, management of the Company believes that many patients may be deterred from opting to proceed with options (ii) or (iii) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

Provincial and Territorial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational purposes and related matters by the federal government, the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis (as is currently the case for liquor and tobacco products), such as retail sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

At present, the Company has entered into supply agreements with provincial control boards and provincially licensed private retailers, as applicable, across all ten provinces.

32

All Canadian provinces and territories have implemented regulatory regimes for the distribution and sale of cannabis for recreational purposes. There are essentially three general frameworks: (i) private cannabis retailers licensed by the province; (ii) government run retail stores; or (iii) a combination of both frameworks. Regardless of the framework, the recreational cannabis market is ultimately supplied by federally licensed cultivators and processors. In many cases, the provinces that have or propose to have privately licensed retailers will have a government run wholesaler. Such privately licensed retail stores are or will be required to obtain their cannabis products from the wholesalers, while the wholesalers, in turn, acquire the cannabis products from the federally licensed cultivators and processors. In addition, each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec and Alberta, where the minimum age is 18. However, on December 5, 2018, Québec introduced Bill no. 2 an Act to tighten the regulation of cannabis (“Bill 2”), which proposes to raise the minimum age to 21. Although not passed, Bill 2 has been adopted in principle and is currently at Committee stage.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor (the AGLC), similar to the distribution system currently in place for alcohol in the province. Only licensed retail outlets are permitted to sell cannabis with online sales run by the AGLC.

British Columbia: In British Columbia, recreational cannabis is to be sold through both public and privately operated stores and online through the province’s public online store, with the provincial Liquor Distribution Branch handling wholesale distribution.

Manitoba: In Manitoba, a “hybrid model” for cannabis distribution applies where the supply of cannabis is secured and tracked by the MBLL but licensed private retail stores are permitted to sell recreational cannabis through stores and online.

New Brunswick: In New Brunswick, recreational cannabis is sold, including online sales, by Cannabis NB, a subsidiary of a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation (the “ANBL”). The ANBL also controls the distribution and wholesale of cannabis in the province.

Newfoundland and Labrador: In Newfoundland and Labrador, recreational cannabis must be sold through licensed private stores, with its crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the “NLC”), overseeing the distribution to private sellers who may sell to consumers. The NLC controls the possession, sale and delivery of cannabis, and sets prices. It is also the online retailer, although licences may later be issued to private interests in the future.

Northwest Territories: The Northwest Territories relies on the N.W.T. Liquor Commission to control the distribution and sale of cannabis, whether through mail order service run by the Liquor Commission or online. Communities in the Northwest Territories are able to hold a plebiscite to prohibit cannabis sales in their communities, similar to options currently available to restrict alcohol in the Northwest Territories.

Nova Scotia: In Nova Scotia, the NSLC is responsible for the regulation of cannabis in the province, and recreational cannabis is only sold publicly through government-operated storefronts and online sales. There is no private licensing of retail. The NSLC also controls the distribution and wholesale of cannabis in the province.

Nunavut: The Nunavut Liquor and Cannabis Commission is responsible for distribution in the territory. The Nunavut Liquor and Cannabis Commission sells cannabis by phone and online and also licenses private retailers.

33

Ontario: In Ontario, the distribution and online retail sale of recreational cannabis is conducted through the OCRC, a subsidiary of the Alcohol and Gaming Commission of Ontario (the “AGCO”). The regulatory regime in Ontario:

•	requires private retailers to obtain both a retail operator licence and a retail store authorization. Retail store authorizations are only to be issued to persons holding a retail operator licence. Separate retail store authorizations are to be required for each cannabis retail store, but a licensed retail operator may hold more than one retail store authorization and operate multiple stores. Private retailers are not permitted to sell cannabis on-line, but may only sell cannabis in person at an authorized retail store;

•	requires anyone who supervises employees of a cannabis retail store, oversees cannabis sales, manages compliance issues relating to cannabis sales or has signing authority to purchase cannabis, enters into contracts or hires employees to have a cannabis retail manager licence;

•	limits federally licensed producers (and their affiliates) to operating one retail cannabis store, which must be located at the site listed on such producer’s federal licence. The term “affiliate” is not currently defined, although it may be in future regulations. The definition of affiliate may have the effect of limiting the ability of federally licensed producers from entering into the consumer retail market in Ontario;

•	prohibits anyone, including federally licensed producers, from promoting their products by way of providing any material inducement to cannabis retailers;

•	permits municipalities and reserve band councils to opt out of the retail cannabis market by resolution. Municipalities had until January 22, 2019 to pass such by-laws. Municipalities that opted out may later lift the prohibition on retail cannabis stores by subsequent resolution. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis; and

•	imposes further restrictions through future regulation. Cannabis retail store operators are only permitted to purchase cannabis from the OCRC, which may set a minimum price for cannabis or classes of cannabis.

Prince Edward Island: In Prince Edward Island, similar to Nova Scotia, the sale of cannabis is government-run through government retail sales and online, namely the PEI Cannabis Management Corporation. There is no private licensing of retail.

Quebec: In Quebec, the Société québécoise du cannabis (“SQDC”), a subsidiary of the Société des alcools du Québéc, is responsible for the sale of cannabis in Quebec. Adult-use cannabis is only sold publicly through SQDC-operated storefronts and SQDC online sales. There is currently no private licensing of retail in Quebec. Quebec is currently the only province that has introduced draft regulations that will place restrictions on edibles, extracts and topicals.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority (the “SLGA”) has issued 30 retail permits to private stores located in roughly 40 municipalities and First Nation communities across the province, with municipalities having the option of opting out of having a cannabis store if they choose. Saskatchewan is the only jurisdiction to allow for private distribution and wholesale (but regulated by the SLGA).

34

Yukon: Yukon limits the initial distribution and sale of recreational cannabis to government outlets and government-run online stores, and allows for the later licensing of private retailers. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory while the Cannabis Licensing Board is the regulatory body in Yukon.

The Regulatory Status of Cannabis in the United States of America

Aphria does not maintain any direct or indirect investments in the United States, where despite being legal in individual states, cannabis remains federally illegal. The Company is focused on participating in federally permissible activities in the United States, and is therefore currently reviewing the landscape and looking to prepare for legalization of cannabis through the purchase of profit generating companies in other industries and converting their existing operations to include cannabis when it is federally legal to do so. The Company is looking to develop cannabis operations based on the best locations to service demand in the United States as opposed to operating individual locations in less desired locations as a result of the current legalization structure.Furthermore, the Company is evaluating potential strategic partnerships to accelerate and escalate the Company’s brand capabilities and strategies. The Company intends to be well poised to capitalize on the US market should it become federally legal to do so through this strategy. The Company believes investing in more established industries will generate faster returns through positive EBITDA, while putting the Company in the best possible position to generate significant long-term returns if and when the US legalizes cannabis federally and removes the current barriers in the industry.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly.

Risks Related to the Company’s Business and the Cannabis Industry

Reliance on Licences

The Company’s ability to cultivate, store and sell cannabis and cannabis oil in Canada is dependent on maintaining the Licences with Health Canada and licences through its various subsidiaries. Failure to comply with the requirements of the Licences or any subsidiary licence or any failure to maintain the Licences or any subsidiary licence may have a material adverse impact on the Company’s business, financial condition and results of operations. There can be no guarantees that Health Canada will extend or renew the Licences as necessary or, if it extended or renewed, that the Licences will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licences or should it renew the Licences on different terms, the Company’s business, financial condition and results of operations may be materially adversely affected.

35

Expansion Strategy

There is no guarantee that the Company’s expansion strategy (including receiving the expected Health Canada approvals in a timely fashion, if at all) will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with federally legal cannabis markets, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all. There is also no guarantee that the Company will be able to complete any of the foregoing activities as anticipated or at all.

The Company’s failure to successfully execute its international expansion strategy (including receiving required regulatory approvals, licences and permits) could adversely affect the Company’s business, financial condition and results of operations and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

The Company’s expansion into jurisdictions outside of Canada is subject to additional business risks, including new or unexpected risks or could significantly increase the Company’s exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. In addition, international expansion could subject the Company’s business to certain risks relating to fluctuating exchange rates or require a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Highly Regulated Industry

The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen. The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage, sale, health and safety and disposal of cannabis, including the Cannabis Act, any regulations thereunder and applicable stock exchange rules and regulations. Any amendment to or replacement of existing laws may cause adverse effects to the Company’s operations. The risks to the Company’s business represented by subsequent regulatory changes could reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition, results of operations and prospects. To the knowledge of management, other than make routine corrections that may be required by Health Canada from time to time, the Company is currently in compliance with all such laws. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals required may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Any potential non-compliance could cause the Company’s business, financial condition, results of operations and prospects to be adversely affected. Further, any amendment to or replacement of the Cannabis Act and other applicable rules and regulations governing the Company’s business activities may cause adverse effects on the Company’s business, financial conditions and results of operations. The risks to the Company’s business associated with the decision to amend or replace the Cannabis Act, and subsequent regulatory changes, could reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

36

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations could subject the Company to regulatory or agency proceedings or investigations and may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include damage awards, fines, penalties or corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation and no assurance can be given that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Company’s business, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities.

Health Canada inspectors routinely assess the Company’s facilities against the Cannabis Act and its regulations and provide the Company with follow up reports noting observed deficiencies. The Company is continuously reviewing and enhancing its operational procedures and facilities both proactively and in response to routine inspections. The Company follows all regulatory corrections in response to inspections in a timely manner. If the Company fails to comply with applicable laws, regulations and guidelines, the Company may incur additional costs or penalties, or the Company’s operations may be restricted or shut down.

In addition, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or any of the jurisdictions in which the Company operates could result in an increase in taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect. Due to the complexity and nature of the Company’s operations, various legal and tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favorably, it may have a material adverse effect on the Company.

Licence Application in Respect of Aphria Diamond May Not be Successful

There is no guarantee that Health Canada will approve the Aphria Diamond license application in a timely fashion, if at all. The Company’s failure to successfully execute the licence application (including receiving the Health Canada approvals in a timely fashion, if at all) could adversely affect the Company’s business, financial condition and results of operations, and may result in the Company not meeting anticipated or future demand when it arises.

Laws and Regulations Governing Cannabis in Foreign Jurisdictions

The Company’s ability to achieve its business objectives in foreign jurisdictions is contingent, in part, upon its compliance with regulatory requirements enacted by governmental authorities and the Company obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime countries such as Germany, Italy, Lesotho, Malta, Colombia, Argentina or Jamaica are implementing and the method in which their governmental authorities will implement the adult-use or medical cannabis industry. Similarly, the Company cannot predict how long it will take to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of the various compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

37

The Company currently incurs and will continue to incur ongoing costs and obligations related to regulatory compliance. A failure on the Company’s part to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on its operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign Investment in Cannabis Companies

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the United Kingdom profits from an investment in a cannabis producer or supplier, such investment may technically violate the United Kingdom Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In the United States, there have been certain instances of US Customs and Border Protection preventing citizens of foreign countries from entering the United States for reasons related to the cannabis industry.

Operations in Foreign Jurisdictions

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labor unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

38

The Company continues to monitor developments and policies in the emerging markets in which its operates and assess the impact thereof to our operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Corruption and Fraud in Emerging Markets

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate in such jurisdictions. Any of the foregoing risks and uncertainties could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Inflation in Emerging Markets

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s business, financial condition and results of operations.

Acquisition or Use of Properties in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

International Expansion

In addition to the jurisdictions described elsewhere in this Annual Information Form, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. the Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations.

39

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition and results of operations.

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Corruption and Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. the Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. the Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

40

Legislative or Regulatory Reform and Compliance

The commercial cannabis industry is a new industry, and we anticipate that such regulations will be subject to change as the Canadian federal government monitors licensees in action. The Company’s operations are subject to a variety of laws, regulations, guidelines and policies, whether in Canada or elsewhere, relating to the cultivation, manufacture, import, export, management, packaging/labelling, advertising and promotion, sale, transportation, storage and disposal of cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, the Company is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies due to matters beyond the Company’s control may cause adverse effects to the Company’s operations.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be required in connection with The Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of adult-use or medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

41

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of adult-use or medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Reliance on a Single Cultivation Facility

To date, other than Broken Coast, the Company’s principal activities and resources have been primarily focused on the premises in Leamington, Ontario. The Company expects to continue to focus its operation in this facility for the foreseeable future. Adverse changes or developments affecting the existing facility and location could have a material and adverse effect on the Company’s ability to continue producing cannabis, its business, financial condition and prospects.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s financial performance.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach, including any failure to comply with recommendations or requirements of Health Canada for the transportation of cannabis, could impact the Company’s ability to continue operating under its Licences or the prospect of renewing its Licences.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the United States, the Company’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors, including for non-cannabis based products coming from the United States, may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the products or services provided by any such third party suppliers, manufacturers and contractors could materially impact the Company’s business, financial condition, results of operations and prospects. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition, results of operations and prospects.

42

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its executive management. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of member of the Company’s executive management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. Currently, the Company’s executive management team is in transition and is led by an interim Chief Executive Officer. The retention of a permanent Chief Executive Officer and other members of the executive team, including a President and a Chief Operating Officer, Chief Commercial Officer, a Chief Medical Officer and Chief Compliance Officer, would distribute the Company’s reliance on executive management among a larger group of qualified individuals. Further, as licensees under the Cannabis Act, the Company’s officers and directors and each member of executive management are subject to a security clearance by Health Canada. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a member of the Company’s executive management to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a member of the Company’s executive management leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of a member of the Company’s executive management, these agreements cannot assure the continued services of such employees.

Limited Operating History

The Company, while incorporated in 1994, began carrying on business in 2012 and did not generate revenue from the sale of products until late 2014. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

43

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. the Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company’s profitability is directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a material adverse effect on the Company’s business, financial condition and results of operations.

Results of Future Clinical Research

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

44

Future research and clinical trials may draw opposing conclusions to statements in this Annual Information Form or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company’s products.

Insurance Coverage

The Company has insurance to protect its assets, operations, directors and employees in Canada. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is also currently pursuing additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed.

Unfavorable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company.

45

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or the Company’s products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Reputational Risk to Third Parties

The parties outside of the cannabis industry with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company.

Growth Targets

The Company’s ability to continue the cultivation of cannabis products at the same pace as it is currently producing or at all, and the Company’s ability to continue to increase both the Company’s cultivation capacity and the Company’s production, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labor disputes, as well as factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.

Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

46

Future Acquisitions or Dispositions

Although there is no present intention to undertake any of the following transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Aphria. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these person may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

Litigation

From time to time, the Company may become involved in legal proceedings or be subject to claims, some of which arise in the ordinary course of the Company’s business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company’s business, results of operations, financial condition, brand and/or the trading price of its securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company’s securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company’s current assessments and estimates.

47

The Company was served statements of claims in class action lawsuits against it and certain of its current and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera, and the Company’s June 2018 Offering. At the present time, the Company is aware of five such claims, two of which were commenced in the United States and three of which were commenced in Canada. The US claims include alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend ourselves in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and have entered into indemnity agreements with each of the Company’s directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against it.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition and results of operations.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

48

Customer Acquisitions

The Company’s success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the Company’s brand awareness, its ability to continually produce desirable and effective cannabis products and the successful implementation of customer-acquisition plans. The failure to acquire and retain customers could have a material adverse effect on the Company’s business, financial condition and results of operations.

Contracts with Provincial and Territorial Governments

The Company expects to derive a significant portion of its future revenues from its supply contracts with the various Canadian provinces and territories. There are many factors which could impact the Company’s contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Company’s products with retail customers. If the Company’s supply agreements with certain Canadian provinces and territories are amended, terminated or otherwise altered, the Company’s sales and results of operations could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, not all of the Company’s supply contracts with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial or territorial wholesalers may purchase under the supply contracts may therefore vary from what the Company expects or has planned for. As a result, the Company's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial or territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company's cannabis products at all, the Company's revenues could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Constraints on Marketing Products

In view of the restrictions on marketing, advertising and promotional activities set forth in the Cannabis Act and related regulations, the Company’s business, financial condition and results of operations may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

49

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Information Technology Systems and Cyber-Attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Security Risks

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

50

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the privacy of personal information, including records of a patient’s personal health information. Generally, these laws require the prior consent of an individual to collect, use and disclose that individual’s personal information. They also require that personal information be protected by appropriate safeguards, and that the Company restrict the handling of personal information to the minimum amount of personal information necessary to carry out permitted purposes. If the Company is found to be in violation of these privacy laws, or other laws governing patient health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase the Company’s liabilities, harm the Company’s reputation and have a material adverse effect on the Company’s business, results of operations and financial condition.

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company’s current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

History of Losses

The Company incurred losses in prior periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

51

Competition

The Company expects significant competition from other companies in light of the recent coming into force of the Cannabis Act. A large number of companies appear to be applying for cultivation, processing and sale licences, some of which may have significantly greater financial, technical, marketing and other resources than the Company, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. The Company’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to recognize higher margins through the sale of higher margin products. To the extent that the Company is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, the Company’s business, financial condition and results of operations could be materially and adversely affected.

Should the size of the cannabis market increase as projected the overall demand for products and number of competitors will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Company is not successful in obtaining sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, financial condition and results of operations.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for the Company’s products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect the Company’s business, financial condition and results of operations.

Unsolicited Takeover Proposals

The review and consideration of any takeover proposal may be a significant distraction for the Company’s management and employees and could require the expenditure of significant time and resources by the Company.

Moreover, any unsolicited takeover proposal may create uncertainty for the Company’s employees and this uncertainty may adversely affect the Company’s ability to retain key employees and to hire new talent. Any such takeover proposal may also create uncertainty for the Company’s customers, suppliers and other business partners, which may cause them to terminate, or not to renew or enter into, arrangements with the Company. The uncertainty arising from unsolicited takeover proposals and any related costly litigation may disrupt the Company’s business, which could result in an adverse effect on its business, financial condition and results of operations. Management and employee distraction related to any such takeover proposal also may adversely impact the Company’s ability to optimally conduct its business and pursue its strategic objectives.

Reliance on the Veterans Affairs Canada (“VAC”) Medical Cannabis Reimbursement Policies

VAC reimburses certain medical cannabis purchases for eligible Canadian Armed Forces veterans. The current reimbursement policy includes a three gram per day limit, subject to certain exceptions, and an $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although veteran sales have decreased in recent years. As the Company grows larger and, more particularly, since the legalization of adult-use cannabis, veteran patients have become less and less material to the Company’s overall sales as a relative percentage. However, should VAC further amend its reimbursement policies this may further exacerbate demand for medical cannabis and the Company may be materially adversely affected.

52

Risks Related to the Company’s Common Shares

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. The market price for the Common Shares on the TSX has varied between a high of $22.00 on September 12, 2018 and a low of $4.76 on December 5, 2018 in the twelve month period ending on May 31, 2019. Since the Common Shares became listed for trading on the NYSE on November 2, 2018, the trading price of the Common Shares on the NYSE has ranged from a high of US$13.45 on November 7, 2018 and a low of US$3.75 on December 6, 2018. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.

Market price fluctuations in the Common Shares may be due to the Company’s results of operations failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s results of operations, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risks Related to Dilution

The Company may issue Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The Board has discretion to determine the price and the terms of issue of further issuances. Issuances of the Company’s securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

53

The Company may sell equity securities in offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of such issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Sales of substantial amounts of the Company’s securities by the Company or its existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per Common Share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Dividends

The Company has not paid any dividends on the outstanding Common Shares, and the Company has no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. Additionally, the Company’s ability to pay dividends is currently restricted by the terms of its credit facilities with WFCU, which requires that dividends may only be paid after satisfaction of all terms, conditions and covenants contained therein. As a result, investors may not receive any return on an investment in the Common Shares unless they are able to sell their Common Shares for a price greater than that which such investors paid for them.

Regulated Nature of the Company’s Business May Impede or Discourage a Takeover

The Company requires and holds various licences to operate its business, which would not necessarily continue to apply to an acquiror of the Company’s business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for Common Shares, which, under certain circumstances, could reduce the market price of the Common Shares.

Listing Standards of the TSX and NYSE

The Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and NYSE. If the Company fails to comply with listing standards and the TSX or NYSE delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: (i) a limited availability of market quotations for the Common Shares; (ii) reduced liquidity for the Common Shares; (iii) a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; (iv) a limited amount of news about us and analyst coverage of the Company; and (v) a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

54

TSX Restrictions

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to TSX listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017 0009, the TSX notes that issuers with ongoing business activities that violate US federal law regarding cannabis are not in compliance with the Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the Requirements could have an adverse effect on the Company.

Liquid Trading Market

The Company’s shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in the US Jumpstart Our Business Start-ups Act, and it uses the exemption provided to emerging growth companies from the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act of 2002 (“SOX”). Therefore, the Company’s internal controls over financial reporting (“ICOFR”) will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are not using an exemption.

The Company may fail to maintain the adequacy of the Company’s ICOFR as such standards are modified, supplemented or amended from time to time, and may not be able to ensure that the Company can conclude, on an ongoing basis, that the Company has effective ICOFR in accordance with Section 404 of SOX or equivalent Canadian legislation. Failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of the Company’s other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company’s acquired operations. No evaluation can provide complete assurance that the Company’s ICOFR will detect or uncover all failures of persons to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate ICOFR will increase and will require that the Company continues to improve its ICOFR.

In addition, the Company cannot predict if investors will find the Common Shares less attractive because it relies on the aforementioned exemption. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and trading price for the Common Shares may be negatively affected.

55

Foreign Private Issuer Status

In order to maintain the Company’s status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the United States if the Company has one or more other connections to the United States prescribed by the foreign private issuer test. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are held in the United States and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under US federal securities laws as a US domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, the Company would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company would lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

Passive Foreign Investment Company

The Company may be characterized as a passive foreign investment company (“PFIC”). Under the PFIC rules, for any taxable year that the Company’s passive income or the Company’s assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for US federal income tax purposes. This characterization could result in adverse US tax consequences for the Company’s US holders, which may include having certain distributions on the Common Shares and gains realized on the sale of Common Shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of Common Shares and certain distributions. Based on current business plans and financial expectations, although there can be no assurance, the Company expects that it will not be a PFIC for the Company’s current taxable year and expect that it will not be a PFIC for the foreseeable future.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Common Shares, but these elections may be detrimental and/or unavailable to the shareholders under certain circumstances. The PFIC rules are extremely complex and US investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC.

Risks Related to Changes in Laws, Regulations and Guidelines

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of adult-use or medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects business, financial condition and results of operations of the Company. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines.

56

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, marketing and the use of logos and brand names could have a material adverse impact on the Company’s business, financial condition and results of operations. In addition, the Cannabis Act allows for licences to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Company’s business, financial condition and results of operations.

The legislative framework pertaining to the Canadian adult-use cannabis market is uncertain. In addition, the governments of every Canadian province and territory have, to varying degrees, announced regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult-use purposes will be enacted according to all the terms announced by such provinces and territories, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition and results of operations.

To date, only fresh cannabis, dried cannabis and cannabis oil products are permitted for sale in Canada. Pursuant to the Cannabis Act, certain classes of cannabis products, such as edibles, concentrates and other edibles are currently prohibited from sale, but new regulations under the Cannabis Act will come into force on October 17, 2019 to permit edibles, concentrates and other edibles to be available for sale no earlier than December 2019. While regulations have been released, the impact of these regulatory changes on the business of the Company is unknown, and the proposed regulations may not be implemented at all or, if they are, may change significantly.

Further, Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require the Company to revise its ongoing compliance procedures, requiring the Company to incur increased compliance costs and expend additional resources. There is no assurance that the Company will be able to comply or continue to comply with applicable regulations.

DIVIDENDS

The Company has not paid dividends in the past on any class of its securities.

As of the date of this Annual Information Form, the Company has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

57

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares. As of May 31, 2019, there were 250,989,120 Common Shares issued and outstanding The holders of the Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the Board of Directors and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company adopted an omnibus long-term incentive plan (the “Omnibus Incentive Plan”) under which it is authorized to grant a variety of equity-based awards that provide different types of incentives to its directors, officers, employees and/or its affiliates. The Omnibus Incentive Plan facilitates granting of common share purchase options (“Options”), restricted share units (“RSUs”) and deferred share units (“DSUs” and collectively with the Options and RSUs, the “Awards”), representing the right to receive one Common Share in accordance with the terms of the Omnibus Incentive Plan.

Under the Omnibus Incentive Plan, the maximum number of shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Company, consisting of (i) the former Amended and Restated Stock Option Plan (the “Former Option Plan”) and the former Amended and Restated DSU Plan, each approved at the Company’s annual and special meeting in 2017; and (ii) legacy options issuable in connection with Company’s acquisition of Nuuvera in March 2018.

The number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares; and the number of Common Shares issued to insiders within any one-year period, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares.

In addition, the Company has warrants outstanding to purchase up to an aggregate of 2,292,800 Common Shares.

MARKET FOR SECURITIES

Common Shares

The Common Shares are listed and traded on the TSX and the NYSE under the trading symbol “APHA”. The Common Shares began trading on the NYSE on November 2, 2018. The following tables set forth trading information for the Common Shares on the TSX and NYSE for the months indicated:

TSX	High Trading Price	Low Trading Price	Volume
May 2019	$10.48	$8.60	60,918,474
April 2019	$13.57	$9.86	67,570,056
March 2019	$14.21	$11.73	75,948,940
February 2019	$14.37	$10.70	154,263,470
January 2019	$11.74	$7.44	166,612,114
December 2018	$9.12	$4.76	322,181,042
November 2018	$17.60	$10.15	126,085,249
October 2018	$20.96	$12.37	281,295,869
September 2018	$22.00	$15.76	251,553,958
August 2018	$16.98	$8.62	182,202,170
July 2018	$12.22	$10.11	58,388,603
June 2018	$13.45	$11.31	112,871,497

58

NYSE	High Trading Price (US$)	Low Trading Price (US$)	Volume
May 2019	$7.68	$6.38	93,794,289
April 2019	$10.17	$7.33	108,444,901
March 2019	$10.68	$8.74	94,131,512
February 2019	$10.95	$8.08	206,362,798
January 2019	$8.93	$5.45	134,356,114
December 2018	$6.91	$3.75	259,556,641
November 2 - 30, 2018	$13.45	$7.63	51,801,517

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by Aphria during the twelve month period between June 1, 2018 and May 31, 2019:

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
May 31, 2019	Deferred share units	N/A	29,392
April 29, 2019	Restricted share units	N/A	31,600
April 26, 2019	Aphria Notes	US$9.38	5,330,490	(1)
April 23, 2019	Aphria Notes	US$9.38	31,982,942	(1)
April 17, 2019	Options	$11.45	80,000
March 1, 2019	Restricted share units	N/A	70,000
February 28, 2019	Deferred share units	N/A	3,516
February 24, 2019	Options	$13.31	1,000,000
February 24, 2019	Restricted share units	N/A	85,000
February 19, 2019	Restricted share units	N/A	11,000
February 19, 2019	Options	$12.77	425,000
November 30, 2018	Deferred share units	N/A	3,041
October 11, 2018	Options	$19.70	80,000
September 19, 2018	Options	$19.38	250,000
August 31, 2018	Deferred share units	N/A	1,884
July 31, 2018	Options	$11.51	100,000
July 31, 2018	Deferred share units	N/A	14,000
July 23, 2018	Deferred share units	N/A	45,000
July 9, 2018	Options	$11.85	720,000
June 1, 2018	Options	$11.78	250,000

Notes:

(1)	Securities issued pursuant to the Indenture pursuant to which Aphria offered the Aphria Notes.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form:

59

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer escrow	Percentage of class
Common Shares	600,000	0.002	%(1)

Note:

(1)	Based on 250,989,120 Common Shares outstanding as of May 31, 2019.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out, for each of the directors and executive officers of the Company, the person’s name, province or state and country of residence, position, principal occupation and, if a director, the date on which the person became a director. The term of each director of Aphria will expire on the date of the next annual meeting of shareholders of Aphria:

Name and Province or State and Country of Residence	Position with Aphria	Director of Aphria Since	Principal Occupation(s) for last Five Years
Irwin Simon New York, New York, USA	Interim Chief Executive Officer and Chair of the Board	December 27, 2018	Founder, President, Chief Executive Officer and Chairman of The Hain Celestial Group, Inc.

Carl Merton Belle River, Ontario, Canada	Chief Financial Officer	N/A	Chief Financial Officer of Reko International Group

Christelle Gedeon Toronto, Ontario, Canada	Chief Legal Officer	N/A	Partner, Fasken Martineau DuMoulin LLP Associate, Fasken Martineau DuMoulin, LLP

James Meiers Naples, Florida, USA	Chief Operating Officer, Aphria Leamington	N/A	Senior Executive of The Hain Celestial Group, Inc.

Tim Purdie LaSalle, Ontario, Canada	Chief Information Officer & Chief Information Security Officer	N/A	Chief Operating Officer, Xede Consulting Group

Shlomo Bibas(1)(2) Toronto, Ontario, Canada	Director	November 2, 2018	Senior Vice President and Global Chief Information Officer, Celestica Inc.

60

Shawn Dym(3) Toronto, Ontario, Canada	Director	October 25, 2017	Managing Director, York Plains Investment Corp.

John M. Herhalt(1) Vaughan, Ontario, Canada	Director	September 14, 2018	Consultant, self-employed

David Hopkinson Madrid, Spain	Director	April 15, 2019	Global Head of Partnerships, Real Madrid Club de Futbol’s

Tom Looney(1)(2) Ridgefield, Connecticut, USA	Director	November 2, 2018	President, Diageo US Spirits & Canada

Renah Persofsky(3) Toronto, Ontario, Canada	Director	October 25, 2017	Executive Consultant in the Innovation Group at CIBC

Walter Robb California and Texas, USA	Director	April 15, 2019	Chairman, Whole Kids Foundation and Whole Cities Foundation Co-Chief Executive Officer of Whole Foods Market

Michael Serruya(2)(3) Toronto, Ontario, Canada	Director	November 2, 2018	Managing Director, Serruya Private Equity Inc.

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.

As of the date of this Annual Information Form, the Company’s directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over 127,942 Common Shares, representing approximately 0.005% of the issued and outstanding Common Shares. The statement as to the number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised by the director and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

The following is a summary biography of each of the directors and executive officers of Aphria:

Irwin Simon
Interim Chief Executive Officer and Chairman

Irwin Simon is a business executive who founded The Hain Celestial Group, Inc. (the “Hain Celestial Group”) (NASDAQ: HAIN) a leading organic and natural products company in 1993. As Founder, President, Chief Executive Officer and Chairman, Mr. Simon led the Hain Celestial Group for more than 25 years and grew the business to $3 billion in net sales with operations in North America, Europe, Asia and the Middle East providing consumers with A Healthier Way of Life™. Mr. Simon has more than 30 years of business experience spanning many domestic and international leadership and operating roles. Prior to the Hain Celestial Group, Mr. Simon was employed in various marketing and sales positions at Slim-Fast Foods Company, a dietary supplement foods company, and The Häagen-Dazs Company, a frozen dessert company, then a division of Grand Metropolitan, a multi-national luxury brands company.

61

Carl Merton
Chief Financial Officer

Carl Merton has over 25 years of financial and business experience, having spent almost 12 years combined with Ernst & Young LLP and KPMG LLP prior to serving as Vice-President, Special Projects at Atlas Tube Canada ULC, Chief Financial Officer of Reko International Group Inc. (TSXV:REK) and Chief Financial Officer of Aphria. Mr. Merton is a Chartered Professional Accountant, Chartered Accountant and is a Fellow of the Canadian Institute of Chartered Business Valuators (the “CICBV”). As the Chief Financial Officer of Aphria, Mr. Merton is responsible for leading strategic discussions, acquisitions and divestitures, budgeting, financing, financial reporting and internal controls. Mr. Merton holds an Honours Bachelor of Commerce in Sports Administration from Laurentian University. In addition Mr. Merton, is a former board member of Motor City Community Credit Union and the former Chair of their Audit Committee and has served as a past Chair of both the CICBV and the International Association of Professional Business Valuators.

Christelle Gedeon
Chief Legal Officer

Prior to joining Aphria, Christelle Gedeon was a Partner at Fasken Martineau DuMoulin LLP, a prominent Bay Street law firm where her practice focused on the life sciences industry, advising on intellectual property matters, regulated products under the Food and Drugs Act and general corporate commercial matters. She received her LL.B./B.C.L. from McGill University and holds a Ph.D. in clinical pharmacology and toxicology from the University of Toronto. She is called in the province of Quebec and Ontario and is currently the Chair of the Canadian Association of Professionals in Regulatory Affairs.

James Meiers
Chief Operating Officer, Aphria Leamington

James Meiers joined the Company from the Hain Celestial Group, where he was a senior executive. Over his 14-year tenure at the Hain Celestial Group, he held various executive roles including President Celestial Seasonings, Hain Celestial Personal Care, Chief Executive Officer Hain Pure Protein and Chief Supply Chain Officer of Hain Grocery & Snacks. Mr. Meiers has over 30 years of supply chain experience and general management for consumer-packaged goods companies, including H.J. Heinz and Kraft Food.

Tim Purdie
Chief Information Officer & Chief Information Security Officer

With over 30 years of experience prior to joining Aphria, Tim Purdie held successive executive leadership positions as Chief Operating Officer, Vice President & Chief Information Officer, Director, as well as other senior management positions in well-known international companies such as Xede Consulting Group, Sandvine, Research In Motion (Blackberry) and OpenText. In addition, Mr. Purdie holds designations as Certified Information Security Manager, Certified Supply Chain Professional, Lean Six Sigma Black Belt, Master Project Manager, Certified Scrum Master and Certified Rummler-Brache Process Improvement consultant.

62

Shlomo Bibas
Director

On September 2018, Shlomo Bibas joined Celestica Inc.’s (“Celestica”) executive team, as Senior Vice President and Global Chief Information Officer. Prior to joining Celestica, Mr. Bibas served as Senior Vice President of Global Operations and Chief Information Officer for the Apotex Group of Companies since 2012. In this capacity, Mr. Bibas had global accountability for all IT operations, risk management, customer care, innovation, business enablement, legal services, business services, and indirect procurement functions. As Corporate Officer and member of Apotex’ Executive Committee, Mr. Bibas was part of the senior leadership team responsible for strategy development, governance, and global execution of the company. Prior to joining Apotex, Mr. Bibas was a Partner at Accenture, where he spent 18 years of his career providing IT and management consulting services to Fortune 500 companies. During his tenure at Accenture, Mr. Bibas took several international assignments. He developed strong business skills and gained deep cross-industry experience, serving as part of the Global Business Solutions Leadership Team; and later leading the High-Tech practice in Canada.

Mr. Bibas has extensive experience in the Pharmaceutical industry; and a proven track record identifying, qualifying, defining, planning, and successfully delivering transformation programs that drive business growth, expansion, cost management, and regulatory compliance. Mr. Bibas has also participated in several business start-ups, where he created an immediate impact through innovation, intellect, and multi-disciplinary collaboration. Mr. Bibas is a Mechanical Engineering alumnus from the University of Toronto; and a graduate from the joint Rotman School of Management and Institute of Corporate Directors’ Education Program, where he obtained his ICD.D designation.

Shawn Dym
Director

Shawn Dym is a managing director at York Plains Investment Corp. a private investment vehicle focused on maximizing absolute returns by investing in a wide array of asset classes, including successful cannabis related investments. He currently serves on the board of advisors for Green Acre Capital, Canada’s first private independent investment fund focused on the cannabis industry. He has extensive experience managing companies with high growth both at York Plains and as an entrepreneur. Since 2014 he has been President of Eddy Smart Home Solutions Inc. a leading smart home water monitoring venture based out of Toronto. Mr. Dym has more than a decade of experience in the energy industry, most recently co-founding National Home Services and serving as its chief operating officer from 2008 to 2011. He currently serves on the board of directors at Wellpoint Health and Totally Green. He graduated from York University and holds an MBA from Harvard Business School.

John M. Herhalt
Director and Chair of the Audit Committee

John M. Herhalt is a FCPA (FCA) and a retired partner from KPMG and has over 40 years of experience providing a wide variety of advisory and audit services to a range of clients. He has worked across several industry sectors including automotive manufacturing, consumer products, infrastructure, power and utilities and the public sector. During his time with KPMG, Mr. Herhalt served as Canada’s national advisory leader, national public sector leader, and KPMG International’s global head of infrastructure, government and health care sectors providing subject matter advice and support to various KPMG member firms and their clients on a variety of projects in the Americas, Europe, Middle East and Asia. After retiring from KPMG, Mr. Herhalt has continued to provide management consulting services on a part-time basis and serves as a director on several boards.

63

David Hopkinson
Director

David Hopkinson serves as Real Madrid Club de Futbol’s (“Real Madrid”) Global Head of Partnerships. Mr. Hopkinson joined Real Madrid in August 2018 and brings his 25 years of professional sports sales, marketing and leadership experience to Aphria. Mr. Hopkinson began his career in professional sports in Toronto, Ontario, Canada where he ascended from an entry-level day one employee with the National Basketball Association’s Toronto Raptors (the “Raptors”) to Chief Commercial Officer of Maple Leaf Sports and Entertainment, who are owners of the Raptors as well as the National Hockey League’s Toronto Maple Leafs, Major League Soccer’s Toronto FC, the Canadian Football League’s Toronto Argonauts and the NBA 2K League’s Raptors Uprising e-sports team. He also serves on the Chancellor’s Advisory Committee for McGill University in Montreal, Quebec, Canada. In 2012, David was awarded the Queen Elizabeth II Diamond Jubilee Medal in recognition of his contributions to Canada.

Tom Looney
Director

Tom Looney is the former President of Diageo US Spirits & Canada (“Diageo”). In this position Mr. Looney had full responsibility for the growth and development of the company’s spirits business in the United States & Canada including brands such as Smirnoff, Crown Royal, Baileys, Johnnie Walker, Captain Morgan and Ketel One. Mr. Looney was also a member of Diageo’s North American Executive Team. Mr. Looney’s career spans 30 plus years in the beverage alcohol industry. Previously, Mr. Looney held the position of President, Diageo Beer Company overseeing US sales, finance, marketing and innovation teams. Prior to that, Mr. Looney was Chief Commercial Officer where he oversaw the pricing strategy, business analytics and commercial marketing functions across spirits, beer and wine for North America. Mr. Looney has also held a variety of roles in finance, customer marketing and strategy roles, including SVP of global business support. He also had responsibility for new business development in North America where his responsibilities included M&A work and route to consumer strategy development.

During his time with Diageo, Mr. Looney delivered sustainable growth; through delivery of innovation brands; resourced top talent; built organizational capability; led several reorganizations to successful integration; developed and enhanced long-standing relationships with distributor and retail customers and helped to build Diageo’s brands with consumers. Mr. Looney graduated from University of Florida Warrington School of Business and subsequently attended executive training courses at Wharton School of Business for Finance and Marketing.

Renah Persofsky
Director

Renah Persofsky is an executive consultant in the Innovation Group at CIBC. She is a widely respected entrepreneur and strategist with a successful track record of creating 27 start-up companies and a rich history of investing in early stage companies. Ms. Persofsky serves as Board Chair for mobile on demand senior care and child care start-up BookJane, advises award winning payment card and platform technology firm Dynamics Inc. and is a board member for retail/QSR automation software specialty firm MeazureUp Inc.

64

Walter Robb
Director

Walter Robb is an investor, mentor and advisor to next generation companies and as former Co-Chief Executive Officer of Whole Foods Market, he brings to Aphria a long and varied entrepreneurial history ranging from natural food retailer to farmer to consultant. Mr. Robb joined Whole Foods Market in 1991 and in 2010 was named co-Chief Executive Officer, at which time he joined the Whole Foods Market board of directors. In 2017, he transitioned his leadership focus to his role as a passionate advocate for greater food access in underserved communities, serving as Chairman of the Board for Whole Kids Foundation and Whole Cities Foundation. Mr. Robb also serves on the board of directors for Union Square Hospitality Group, The Container Store, FoodMaven, HeatGenie and Apeel Sciences.

Mr. Robb is an ardent organic advocate; he works his own organic garden and has served on the Board of Directors of the Organic Trade Association and the Organic Center for Education and Promotion. In 2013 he received the Culinary Institute of America “Augie” Award for Sustainability and Food Ethics, and in 2018, he was inducted into the Expo West Natural Products Expo Hall of Legends.

Michael Serruya
Director

Michael Serruya serves as Managing Director of Serruya Private Equity Inc. Mr. Serruya began his career at age twenty, as one of the co-founders of Yogen Früz®. Mr. Serruya co-founded CoolBrands International Inc., where he served as Chairman and CEO. CoolBrands was a leading consumer packaged goods company, which included brands such as Weight Watchers, Eskimo Pie, Tropicana and Godiva Ice Cream. More recently, Mr. Serruya was Chairman and CEO of Kahala Brands, a multinational Franchisor to global QSR brands including Cold Stone Creamery, Taco Time and Blimpie Subs. Mr. Serruya has also participated on the Boards of Directors of a number of both publicly and privately traded companies including Jamba Juice Inc., The Second Cup LTD., and The ONE Group Hospitality Inc. Over the years, Mr. Serruya has been recognized for his entrepreneurial vision, by receiving the Ernst and Young ® “Entrepreneur of the Year” award in Canada as well as, Canada’s “Top 40 under 40” award. Mr. Serruya previously received “Operators of the Year”, presented by FoodService and Hospitality Magazine in Canada.

Cease Trade Orders or Bankruptcies

To the knowledge of Aphria, no director or executive officer of Aphria, or shareholder holding a sufficient number of securities of Aphria to affect materially the control of the Company:

(a)	is, as at the date hereof, or has been, within the ten years before the date hereof, a director, a chief executive officer or chief financial officer of any company that was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued:

(i)	while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

65

(b)	is, as at the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Penalties or Sanctions

To the knowledge of Aphria, no director or executive officer of Aphria, or a shareholder holding sufficient number of securities of Aphria to affect materially the control of Aphria, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

We may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as disclosed below, the Company is not aware of (a) any legal proceedings to which the Company is or was a party, or to which any of the Company’s property is subject, during the financial year ended May 31, 2019, which would be material to the Company or of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation during the financial year ended May 31, 2019, or other penalties or sanctions imposed by a court or securities regulatory authority against the Company that would likely be considered important to a reasonable investor making an investment decision, or (c) any settlement agreements that the Company has entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year ended May 31, 2019.

66

On February 7, 2019, a proposed class action was commenced by Vecchio Longo Consulting Services Inc. (“Vecchio”) in the Ontario Superior Court of Justice against the Company and certain of its current or former officers, alleges statutory and common law misrepresentation and oppression relating to the LATAM and Nuuvera acquisitions (including the June 2018 Prospectus Offering). It seeks $1,675,000,000 in damages from the Company and certain current and former officers and/or directors, plus legal fees, disbursements and interest. The certification motion and leave to proceed motion for the secondary market claim under the Securities Act (Ontario) have not yet been scheduled. The Company intends to vigorously defend itself in this action.

There were three other proposed class actions that were commenced against the Company and certain of its current or former officers in December 2018 raising similar allegations relating to the LATAM acquisition. Two of the actions were stayed on June 19, 2019 in favour of the Vecchio claim and plaintiffs’ counsel in the third action has filed a motion seeking court approval to discontinue the third proposed class action.

On December 21, 2018, a proposed class action was commenced by Ranger et. al. in the Québec Superior Court against the Company and certain current and former officers and/or directors. The proposed class action claims damages for a breach of Article 1457 of the Québec Civil Code, secondary market misrepresentations, and conspiracy in relation to the LATAM and Nuuvera acquisitions. The plaintiffs are seeking unspecified monetary damages plus interest, additional indemnity, and full costs and expenses. The certification motion and the leave to proceed motion for the secondary market claim under the Securities Act (Québec) have not yet been scheduled. The Company intends to vigorously defend itself in this action.

On December 5, 6, and 7, 2018, four class action lawsuits were filed against the Company and certain of its current and former officers in the United States District Court for the Southern District of New York by Edvin Jakobsen, John Curkan, Anthony Gloschat, and James Florence as plaintiffs. These claims relate to alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. On March 27, 2019, the Court consolidated the four cases, appointed a lead plaintiff, Shawn Cunix, and appointed lead counsel for plaintiffs. On May 28, 2019, the lead plaintiff filed a consolidated amended complaint that added claims against additional officers and directors. The plaintiffs are seeking damages in connection with their respective purchases of Aphria securities during the class period. The Company’s response to the consolidated amended complaint is due on September 13, 2019. The Company intends to vigorously defend itself in each of these actions.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Annual Information Form, to the best of the Company’s knowledge, none of the directors or executive officers of the Company, or any shareholders who beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, or any known associates or affiliates of such persons, had any material interests, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of Aphria is Computershare Trust Company of Canada at its offices in Toronto, Ontario.

67

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the twelve month period ending May 31, 2019 which are material or entered into before the twelve month period ending May 31, 2019 but are still in effect are:

(i)	the Licences; and

(ii)	the Indenture.

AUDIT COMMITTEE INFORMATION

As of May 31, 2019, the Audit Committee consists of John M. Herhalt, Tom Looney and Shlomo Bibas, all of whom are “independent” and “financially literate” within the meaning of National Instrument 52-110 - Audit Committees. Each of the Audit Committee members has an understanding of the accounting principles used to prepare Aphria’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of Aphria’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring Aphria’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of Aphria’s internal auditors. The Audit Committee has specific responsibilities relating to Aphria’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Aphria; and Aphria’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above. The full text of the Audit Committee’s charter is disclosed in Schedule A.

Pre-Approval Policies and Procedures

The Committee will pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company’s external auditors, PricewaterhouseCoopers LLP for the financial years ended May 31, 2018, and May 31, 2019:

Financial year end date	May 31, 2018	May 31, 2019
Audit Fees(1)	$285,000	$780,000
Audit Related Fees(2)	$179,872	$90,000
Tax Fees(3)	-	-
All Other Fees(4)	$464,872	$226,000

Notes:

(1)	Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	Prospectus fees.

68

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP was appointed as the auditor of the Company on October 27, 2016. PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

69

Schedule A – Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Aphria Inc. (“Aphria”).

Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities relating to Aphria’s financial statements and accounting practices.

In particular, the purpose of the Committee is to serve as an independent and objective body to:

•	oversee the quality and integrity of the financial statements and other financial information Aphria provides to any governmental body or the public;

•	ensure that an effective risk management and financial control framework has been implemented and tested by management of Aphria;

•	oversee Aphria’s compliance with legal and regulatory requirements;

•	oversee the qualifications, performance and independence of the independent external auditors;

•	oversee the performance of Aphria’s internal audit function;

•	oversee Aphria’s systems of internal control regarding finance, accounting and legal compliance established by Aphria’s management and the Board;

•	facilitate open communication among the external auditors, management, the internal auditing department, and the Board, with the external auditors being accountable to the Committee; and

•	perform such other duties as are directed by the Board.

Composition and Membership

(a)	The Board will appoint the members (“Members”) of the Committee. The Members will be appointed to hold office until the next annual meeting of shareholders of Aphria or until their successors are appointed. The Board may remove a Member at any time with or without cause and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)	The Committee will consist of at least three “independent” members of the Board, as such term is defined from time to time by the New York Stock Exchange (the “NYSE”), by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and by the rules and regulations of the U.S. Securities and Exchange Commission as applicable to Aphria. In addition, all Members shall meet the criteria for independence established by applicable Canadian laws and the rules of the Toronto Stock Exchange (the “TSX”). In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

A - 1

(c)	Each Member will meet the criteria for financial literacy established by applicable laws and the rules of the TSX and the NYSE, including National Instrument 52-110 — Audit Committees. At least one Member of the Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Securities Act of 1933, as amended. A person who satisfies this definition of audit committee financial expert will also be presumed to have accounting or related financial management expertise.

(d)	The Board will, in consultation with the Committee, appoint one of the Members to act as the chair of the Committee (the “Chair”). The Executive Administrator of Aphria (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

Meetings

(a)	Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year before Aphria release its earnings reports. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)	At the request of the external auditors of Aphria, the Chief Executive Officer or the Chief Financial Officer of Aphria or any Member, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)	The Chair, if present, will act as the chairman of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of the Members to act as chairman of the meeting.

(d)	A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)	The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee may meet in camera without members of management in attendance for a portion of each meeting of the Committee, as the Committee deems appropriate.

(f)	In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Aphria to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

A - 2

Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

Financial Reporting and Disclosure

(a)	review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b)	review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(c)	review with management of Aphria, and with external auditors, significant accounting principles, disclosure issues and judgments made in connection with the preparation of Aphria’s financial statements, including alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Aphria’s financial position and the results of its operations in accordance with IFRS, as applicable;

(d)	seek to ensure that adequate procedures are in place for the review of Aphria’s public disclosure of financial information extracted or derived from Aphria’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

(e)	review the minutes from each meeting of the Responsible Parties, established pursuant to Aphria’s corporate disclosure policy, since the last meeting of the Committee;

Internal Controls and Audit

(a)	review the adequacy and effectiveness of Aphria’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Aphria maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Aphria’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Aphria at any particular time;

A - 3

(b)	satisfy itself that management has established adequate procedures for the review of Aphria’s disclosure of financial information extracted or derived directly from Aphria’s financial statements;

(c)	satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d)	review and discuss Aphria’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e)	review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Aphria’s risk management policies and procedures with regard to identification of Aphria’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Aphria;

(f)	recommend the appointment, or if necessary, the dismissal of the head of Aphria’s internal audit process;

External Audit

(a)	recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Aphria;

(b)	ensure the external auditors report directly to the Committee on a regular basis;

(c)	review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)	review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(e)	review the audit plan of the external auditors prior to the commencement of the audit;

(f)	establish and maintain a direct line of communication with Aphria’s external and internal auditors;

(g)	meet in camera with only the auditors, with only management, and with only the Members at every Committee meeting where, and to the extent that, such parties are present and the Committee deems appropriate;

(h)	oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team;

A - 4

(i)	oversee the work of the external auditors appointed by the shareholders of Aphria with respect to preparing and issuing an audit report or performing other audit, review or attest services for Aphria, including the resolution of issues between management of Aphria and the external auditors regarding financial disclosure;

(j)	review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Aphria, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k)	discuss with the external auditors their perception of Aphria’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)	discuss with the external auditors their perception of Aphria’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(m)	review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n)	review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

Associated Responsibilities

(a)	review and approve Aphria’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Aphria;

(b)	establish and oversee procedures for the receipt, retention and treatment of complaints received by Aphria regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Aphria employees of concerns regarding questionable accounting or auditing matters;[1] and

1 Refer to the Company’s Whistleblower Policy.

A - 5

Non-Audit Services

(a)	pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Aphria’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Aphria, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Aphria’s financial information or public disclosure.

Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The minutes of each meeting of the Committee will be available to the members of the Board, at their request.

Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Aphria that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Aphria’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

A - 6